
03020417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 4/30/03

For the month of April, 2003

Commission File Number: 001-13196



RECD S.E.C.
MAY 2 9 2003

Desc, S.A. de C.V.
(Translation of registrant's name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS FORM 6-K IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desc, S.A. de C.V.
(Registrant)

Date: March 28, 2003

By: 
(Signature)
Name: Arturo D'Acosta Ruiz
Title: Chief Financial Officer

The following are included in this report on Form 6-K:

Exhibit 1

annual report | **2002**



DESC supports its strength on three main pillars: employees, technology and total quality

mission statement

GROUP PROFILE

DESC, S.A. de C.V., one of Mexico's largest groups, focuses its activities on four business sectors: automotive, chemicals, food and real estate. DESC's diversification has enabled it to compensate for the effects of the natural cycles of the business sectors in which it participates and concentrate its investments and efforts in those areas where specific economic circumstances offer the best opportunities.

DESC MISSION

Key elements

IDENTITY

- A Mexican company which invests in sectors with high growth potential.
- Has a global vision of business and leadership in its markets.
- Uses and develops competitive technologies.

PURPOSE

- Add value to the capital invested and offer stockholders growing and attractive returns.

STYLE

- Conducts its business through independent companies within a framework of general policies.

VALUES

- Committed to the philosophy of total quality and excellence in service.
- Motivation and growth opportunities for our employees.
- Environmental protection and promotion of education and fundamental values in our communities.

DESC prides itself in the quality of its people and processes, as well as in the innovation and technological strength



FERNANDO SENDEROS M.
Chairman of the Board and Chief Executive Officer

FEDERICO FERNÁNDEZ S.
Member of the Executive Committee

LUIS TÉLLEZ K.
Executive Vice President

letter to our shareholders

2002 was a year of important changes and big challenges for DESC, driven mainly by the external environment. The slow reactivation of the world economy had an impact on the global manufacturing sector. DESC's subsidiaries were not the exception: our sales volumes and margins declined accordingly.

The growth of the Mexican economy was not only disappointing, but also it was subject to considerable uncertainty, being reflected in the volatility of financial indicators such as the exchange rate. Under these difficult conditions, the Company has worked to maintain a healthy financial structure at all times.

At the end of 2001 and during 2002, we implemented an ambitious project of administrative restructuring and change of leadership at DESC, which assures us that we'll have the organizational structure and human capital needed to take the Company into this next new era. During this period, we will require even more sophisticated and ambitious technology than what we have had up to now as well as the capacity to position our products in an integrated and competitive world.

The world economic environment and DESC

The growth rates of the Mexican economy (0.9%) and of our main commercial partner, the United States (2.4%), were lower than estimated, with the manufacturing sector posting the least dynamism. The main cause was the lack of capital spending by corporations and the fact that growth has only been sustained by private consumption.

In-line with the behavior of the economic cycle, DESC experienced an 8.7% sales decline, from US $2.165 billion in 2001, to US $1.978 billion in 2002. The breakdown between domestic and foreign market sales remained flat over the previous year, with exports reaching 46% of total sales.

During last year we also experienced significant increases in raw material costs, resulting from external factors that could not be passed on to sales prices, due mainly to the weakness of the markets. In the petrochemical sector, raw material prices increased as a result of higher oil prices, mainly in the second half of the year. In the Automotive Sector, the increase in the price of the steel had an important impact on our costs, caused by the tariffs imposed by the government of the United States.

As a result of the reduction in our sales and margins, EBITDA reached US $234 million compared to US $302 million in 2001.

To maintain our plants' high technology standards and capacity to manufacture high quality products, last year we carried out a net CAPEX of over US $110 million. This investment allows us to lay the foundation to take advantage of the up cycle of the economy, when it takes place.

To maintain a solid financial structure, which has been a top priority for DESC since it was created, we have taken several measures to improve our debt profile and structure. In June, we successfully concluded the negotiation of two syndicated loans (one in pesos and one in dollars) that substantially improved the maturity schedule and cost of



NET SALES
millions of dollars
2,157
2,335
2,384
2,165
1,978
3000
2500
2000
1500
1000
500
0
1998 1999 2000 2001 2002
EXPORTS
millions of dollars
822
933
1,038
980
902
1200
1000
800
600
400
200
0
1998 1999 2000 2001 2002
OPERATING CASH FLOW (EBITDA)
millions of dollars
406
405
350
302
234
500
400
300
200
100
0
1998 1999 2000 2001 2002
OPERATING PROFIT
millions of dollars
311
307
229
176
106
350
300
250
200
150
100
50
0
1998 1999 2000 2001 2002

cost of the Group's debt. The total amount of both credits was US $410 million. As of December 31st 2002 the debt profile was 29% in short-term and 71% in long-term.

The management of our working capital implied its substantial reduction and other measures such as the closing of business units with negative or very marginal contribution to our cash flow; this allowed us to maintain the same level of net debt year-over-year, despite the adverse circumstances.

During the last quarter of 2002, we experienced a significant decrease in sales (that we plan to revert in the first quarter of 2003). Given the above, we could not fulfill the covenants specified under the syndicated loan contract, regarding our leverage ratio. Thus, we entered into negotiations with our banks that ended in very good terms, and established new execution parameters for our leverage. On the other hand, we managed to comply with all the capitalization ratios and interest coverage ratios specified.

Our sectors in 2002

In the Automotive Sector, we continue maintaining the high quality standards that have characterized us for many years. We established two new projects with our North American partner, Dana Corporation, which will give us additional annual sales of approximately US $80 million during the next four years. Besides the increase in sales, this project has allowed us to implement new technologies in our axle and propeller shaft plants, thereby satisfying the most demanding requirements in the market.

The closing of the Daimler-Chrysler plant in Mexico City represented a significant and sudden sales decline in the Automotive Sector. The loss of market share by the "Big Three" against their European, Japanese and Korean counterparts in the North American region also had a negative impact on our sales. We are reverting both events by obtaining new clients, selling new products, with a different strategy for the entire sector.

The alliance with our partner, Dana Corporation, is part of our new strategy in the Automotive Sector. This implies taking advantage of our competitive edge in our manufacturing process, mainly metalmechanical, to become a top supplier throughout the different levels of integration of the automotive industry, as well as of other industries with similar characteristics such as agricultural machinery. As another strategic action, we have strengthened our commercial area by centralizing the organization of sales to OEMs and to the aftermarket. This new way of operating is already yielding results since it is allowing us to achieve commercial specialization in different market segments. In 2003 we will be able to report the result of the different projects already in place under this new structure.

The main strategic line in our Chemical Sector continues to migrate towards specialties, which has and will allow us during the following years to attack niche markets with higher margins. Therefore, we have strengthened investments in research and development through our Research Center (CID), the only one of its kind in Mexico.

In addition to the cyclical conditions and the increase in the prices of the raw materials, during 2002, we experienced the closing of tire plants in Mexico that impacted our sales negatively. Through the implementation of a new commercialization strategy and the pursuit for new clients in external markets, combined with the potential reopening of certain tire plants in Mexico, we think that we will be able to reach our potential production capacity in 2003. At the same time, we will improve our margins as the oil market returns to normality.

In the Pork business, we closed our Bajio area operations, due to the difficult sanitary conditions which made the region one with low profitability and high risk. The Yucatan facilities continued to operate with world-class efficiency and productivity levels, in spite of having a year of extremely low pork prices. The business in southeast Mexico presented reasonable profits.

Therefore, the strategy for this business will be to concentrate the production in Yucatan and increase exports of high value-added products to different markets. Such is the case of the sales to Japan, which allow us to maintain higher margins and lower volatility in revenue and price. Exports of "premium" cuts are extremely competitive for being highly labor intensive.

In the branded products division of the food sector, operating margins increased demonstrating a clear potential of value creation for our Group, in Mexico as well as the United States. The strategy that we followed in this sector was the optimization of the manufacturing processes and at the same time positioning our brands as products with the highest quality on the market. This allows us to estimate a significant growth for this business during the next years.

In the real estate sector we successfully continued the construction and sale of the "Arcos Norte C" building. We also completed almost 100% of the investment in the "Bosques de Santa Fe" project, whose sales continued successfully. In "Punta Mita", we worked on several important projects, some of which had to postpone their closing until 2003 due to their magnitude and complexity.

In real estate, we have come a long way in our strategy of adding value to our capacity as developers, given our unique experience in the different divisions of the real estate market for the high and middle-income segments. In this way we will be able to start new projects with considerably less investment for the acquisition of land reserves. On the other hand, we feel very proud that our companies were worthy of various national awards: Resirene, that produces polystyrene, received the 2002 National Technology Award, while Dynasol, producer of solution rubber, received the 2002 National Export Award. The Mexican Association of Directives for Applied Research and Technological Development granted the Technological Innovation Award to Plastiglas, producer of acrylic sheets.

Organizational restructure

During 2002, as one of the most important strategies to increase the efficiency of the Group, we continued the restructuring process named "Evolución". This plan established a centralized structure of the financial functions, information technology, indirect

2002 was marked
by global economic uncertainty



purchases, planning and human resources.

With this project we seek, firstly, to create a foundation of excellence in our human capital, capable of guiding the Group into this new century. At the same time, "Evolución" will also allow us to take advantage of the synergies of DESC to make more efficient our administrative operation and our information technology platform. As a result of this effort, we will substantially reduce the ratio of administrative expenses to sales.

Simultaneously, during 2002 and parallel to "Evolución" project we experienced a change in the leadership of DESC. The Corporate Management areas of Planning and Human Resources, Finance and Administration, and Information Technology were created. Leopoldo Rodríguez, Arturo D'Acosta and Abel Archundia will direct these areas respectively. Leopoldo and Arturo have been with DESC for 39 and 21 years respectively, and both have made immense contributions to the Group. Abel joined DESC recently after a successful academic and consultancy career.

At the sector level, we also carried out significant changes in leadership. Mario Suro, who successfully restructured our carbon black business and later directed the Spicer business in the Automotive Sector, replaced Emilio Mendoza who retired after 34 years at DESC and with an impeccable and successful career with the Group.

In the Chemical Sector we also turned the leadership over to a new generation. After eleven successful years at DESC, Enrique Ochoa, opted to retire. Alejandro de Maria, responsible for the Ecosystems business and Nicolas Gutierrez, head of our Polymers and Specialties companies, will report directly to the Executive Committee.

We created a new business division called "Brands", which encompasses the branded products (food) and Industrias Resistol, under the leadership of Roger Patrón, important collaborator of the Group for several years and with wide experience in the consumer oriented chemical sector.

2003 Perspectives

Today, DESC's foundation lies on the quality of its people and processes, as well as the innovation and technological strength that has always characterized the Group and allows us to achieve the fundamental purpose of our company: the value creation for our shareholders. When fulfilling this goal we will be able to contribute to the generation of employment in our country with fair compensation.

We are building a new organization that will allow future leaders to evolve, leaders like those who work at DESC today, that know how to face the challenges and give the Group a competitive advantage, leaders committed to the value creation.

In 2003 we will continue with the strategies to strengthen our businesses, maintain a solid financial structure, as well as to offer the efficiency in the management of the Group and of its companies.

For all those that work at DESC, those that motivate us day by day to give our best,

The Corporate Management areas of Planning and Human Resources, Finance and Administration, and Information Technology were created

[illegible]EZ S.
Chief Planning Officer

ARTURO D'ACOSTA R.
Chief Financial Officer

LUIS TÉLLEZ K.
Executive Vice President

ABEL ARCHUNDIA P.
Chief Information Officer

from left to right

CAPITAL EXPENDITURES
millions of dollars


500
400
300
200
100
0

HISTORIAL NET DEBT
millions of dollars


1400
1200
1000
800
600
400
200
0
101
149
160
148

DECLARED DIVIDENDS
millions of dollars


44
43
42
41
40
39
38
37
36
35

NUMBER OF EMPLOYEES


25,000
20,000
15,000
10,000
5,000
0

DESC reached sales of approximately US $2 billion and exports of US $902 million during the year

to continue building a better company and a better country for them, after a complicated year and full of challenges, we have only words of gratitude and encouragement. As always, DESC's people have and will continue to rise up to meet the challenges they face.

These characteristics will allow us to face adverse situations and take advantage of the opportunities that we forge in the future. It's from hard times that the greatest achivements come from. We are convinced that once we overcome these challenges we will be stronger and we will reach our ultimate goal: the value creation.



FERNANDO SENDEROS M.
Chairman of the Board and Chief Executive Officer



LUIS TELLEZ K.
Executive Vice President



FEDERICO FERNÁNDEZ S.
Member of the Executive Committee

April 2003

We implemented an ambitious strategic project of administrative restructuring and changes in leadership



top management team

ALEJANDRO DE MARIA Y CAMPOS J.
Divisional Director / Ecosystems

JUAN CÁRDENAS L.
Divisional Director / Pork Business

FEDERICO FERNÁNDEZ S.
Member of the Executive Committee

ANDRÉS BAÑOS S.
Divisional Director / Real Estate Sector

FERNANDO SENDEROS M.
Chairman of the Board and Chief Executive Officer

MARIO SURO R.
Divisional Director / Automotive Sector

LUIS TÉLLEZ K.
Executive Vice President

NICOLÁS GUTIÉRREZ M.
Divisional Director / Polymers And Specialties

ROGER PATRÓN G.
Divisional Director / Branded Products

from left to right

DESC and its businesses



AUTOMOTIVE SECTOR


TRANSMISSIONS
TTSP
SPICER
ETRAC
Axles
CARDANES
Propeller Shafts
TF VICTOR
Joints
ENCO
Gears
FORJAS SPICER
Forging
AUTOMETALES
Foundry
AUTOPAR
Marketing and Distribution
UNIKO
Constant Velocity Joints
PEMSA
Stamped parts
Pistons and Pins
Tappets
Automatization
Marketing and Distribution
UNIKO INC.
Marketing and Distribution in the U.S.
Aluminium and Steel Wheels



CHEMICAL SECTOR


POLYMERS AND SPECIALITIES
Resirene
Polystyrene
Dynasol
Solution Rubber
Emulsion Rubber
Latices
Carbon Black
Acrylic Sheet
ParaTec
Nitrile Rubber
CONSUMER PRODUCTS
Adhesives
Sealants
Paintings and Coatings
ECOSYSTEMS
Quimir
Phosphates
Particle Boards





FOOD SECTOR

REAL ESTATE SECTOR



BRANDED PRODUCTS
PORK MEAT
Branded Products Mexico
Branded Products USA
Canned food
Salsas
Tuna
Chiles and salsas
Oil and Jelly
Coffee



TOURIST DEVELOPMENTS
RESIDENTIAL DEVELOPMENTS
OFFICE BUILDINGS
LOS CABOS
Corporativo Bosques

CAPITAL EXPENDITURES
millions of dollars



112
120
100
80
60
40
20
0
1998 1999 2000 2001 2002

NET SALES
millions of dollars



1500
1,111
999
985
899
850
1000
638
687
638
550
555
500
0
1998 1999 2000 2001 2002
Exp.
Total

OPERATING CASH FLOW (EBITDA)
millions of dollars



250
221
208
200
180
180
150
135
100
50
0
1998 1999 2000 2001 2002

SALES



37%
33%
30%
Uniko
Spicer
Transmissions

During 2002, new projects that will increase sales in the immediate future were completed

Stamping. Pressing line in Celaya, Guanajuato

Page 13: CV Joints facility in Celaya, Guanajuato

automotive sector



DESC Automotriz is involved in world class metal mechanical processes and has vertically-integrated operations, from forging and iron cast plants, the manufacturing of automotive parts and components, the joint assembly of drive train components and distribution to original equipment maker and spare parts market. There are many synergies within DESC's companies that maximized efficiencies. DESC Automotriz is divided in three business groups: Transmissions, Spicer and Uniko. These groups produce various automotive parts and components such as manual transmissions, constant velocity joints, pick up beds, pistons, pins, steel and aluminum wheels, front and rear axles, gears, propeller shafts, joints and seals.

DESC Automotriz exports 65% of its total sales and serves the original equipment maker with 75% of its sales. Its clients include the leading car and truck producers in the world. It also serves the spare parts market via independent distributors, representing 25% of the sales in 2002. Among its most recognized clients are: General Motors, Ford, Volkswagen, Renault-Nissan, Daimler-Chrysler, Navistar, ZF-Meritor, Kenworth, John Deere and Freightliner.

The complex macroeconomic environment affected the results of the Automotive Sector. A lower economic activity in North America caused non-stable cycles in the production of the automotive market inside the NAFTA region, where outlines of financings and of discounts were applied to achieve reductions in the inventories levels.

In particular, the automotive production in the NAFTA region improved 5.6%, closing in 16.7 million units, due to the discounts granted to the consumers during the year, with the car and medium trucks segments the most important. On the other hand, for the second year in a row the automotive production in Mexico register a decline of 1.8 million units. Although the production in the domestic market presented positive growth, it was not enough to compensate for the setback in the production of vehicles for export caused by the economic situation in United States, our most important commercial partner and destination of the Mexican vehicles for exports.

During the year the North American big three producers (original equipment maker) represented 49% of our sales; loosing 7% of market share against the Asian and European producers.

In the third quarter of 2002, Daimler-Chrysler closed its plant located in Lago Alberto, Mexico City, to which DESC provided mainly pick-up beds, axles and propeller shafts. This translated in a decline of approximately $130 million in annual sales.

As a consequence of the above, the sales of the sector decreased 13.7% vs. prior year reaching US $850 million. Exports constituted 65% of the total sales to more than 20 countries in the world, with the specific objective of diversifying markets.

During 2002, the sector generated an EBITDA of US $135 million, equivalent to 15.9% of sales.

DESC Automotriz reached an agreement with its partner Dana Corporation to start two new projects; the projects consists on transferring the production of diverse components of the drive train to Mexico. This projects were named "Tractor".

It is important to mention that the capital expenditure during the 2002, ascended to US $52 million and was used fundamentally in the launching of new products related to Project Tractor, modernization and maintenance projects, balance of capacity and automation in the constant velocity joint business and the installation of a forge in cold (Forjas Spicer). These investments allowed us to have the latest technology bringing the operations at a world-class level.

During 2002, as part of the strategy to sell non-strategic assets the operations of the Spark plugs (Bumex) and Electric Parts (IEA) business were closed and the operative assets were sold. The total sales of these businesses represented US $16.2 million in 2001 and did not contribute to the operating income.

DESC AUTOMOTRIZ (formerly UNIK) is a wholly owned subsidiary of DESC, which is responsible for the development of the Automotive Sector and is the largest independent autoparts producer in Mexico. It produces and sells 39 products in 19 plants located throughout seven states in Mexico and one located in the United States. DESC Automotriz has promoted state-of-the-art technology through its six Engineering and Development Centers. Its products are based on internal technological developments as well as on the technological advances of its partners; Dana Corporation and GKN Industries, as well as other technical assistance agreements. This subsidiary employs 7,280 people.

CAPITAL EXPENDITURES
millions of dollars



120
100
80
60
40
20
0
1998 1999 2000 2001 2002

NET SALES
millions of dollars



1000
800
600
400
200
0
805
698 700 720 699
254 247
204 198 229
1998 1999 2000 2001 2002
Exp. Total

OPERATING CASH FLOW (EBITDA)
millions of dollars



160
140
120
100
80
60
40
20
0
134
114
83 82
68
1998 1999 2000 2001 2002

SALES



62%
25%
13%

Polymers and Specialties
Ecosystems
Consumer Products

Combinatory chemical machine. The R&D Center in Lerma, Estado de México

Page 15: Synthetic rubber plant in Altamira, Tamaulipas

The sector's research and development efforts have been focused on the development of new specialty products

chemical sector

The Chemical Sector is proud of being the only Mexican producer of synthetic rubber, methyl methacrylate and carbon black. This Sector is leader in Mexico, in the production of polystyrene, acrylic sheets, emulsions, phosphates and builders for detergents, decorative laminates and of adhesives. The adhesives are sold under the "Resistol" brand and the waterproofing materials and chemical products for construction under the "Fester", "Acritón" and "Resikón" brands.



Markets This Sector exported 35% of its total sales in 2002. Their products are used in the manufacture of tires, packaging and plastic containers, food products, detergents, furniture, footwear and in the construction industry. Among it's most important clients are: Bridgestone-Firestone, Michelin, Albemarle, Jaguar, GE Plastics, Tornel, Cooper, Koch, Softek, Procter & Gamble, La Corona, Coca Cola, and national furniture and footwear producers. Adhesives and glues are distributed in over 45,000 retail outlets and its building products in over 2,000 retail outlets.

2002 Results

During 2002, the Chemical Sector experienced a slight reduction in its sales of 2.9% in dollars compare to 2001, representing US $699 million. However, exports increased 8% reaching the US $247 million. This increase in the exports partially compensated the decrease of demand in the Mexican market.

The weakness of the markets and the rise in the prices of raw materials like styrene monomer, butadiene monomer and acrylonitrile monomer, as well as, the natural gas severely affected the industry in general. The rises in raw materials prices could not be transferred with the same speed to the final product due to the aggressive competition and the weakness on the demand, affecting the operating result. As a result of the above-mentioned reasons the operating margin of 2002 was 4.8%, lower than the 6.9% registered in 2001.

It is important to mention, that for this same reason in 2002, various world wide chemical companies registered decreases in their operating income compared to 2001.

Additionally, in the domestic market, the closing of the tire-production Euzkadi facility, as well as the structural crisis in the footwear industry, caused additional reductions in the industrial demand level.

During 2002, the Sector continued with the implementation of several strategies in order to control the critical supply of some raw materials. Thereby, avoiding negative impacts due to the temporary or definitive closing of some supply sources.

As part of restructuring of the portfolio, based on the sale of non-core assets, the natural pigments business (Bioquimex) was closed.

The research efforts for the Sector are concentrated in the development of specialty products. The new styrenic and acrylic transparent copolymers and high impact resistant acrylic sheets are good examples of improvement in the margin of the mixture of products of their respective business. At the end of 2001, the sector began to use a miniaturized and robotic system contracted with Symyx Technologies, establishing a strategic technological platform to compete in the Chemical Industry for the XXI century.

The investments for the year reached US $18.3 million and were focused primarily in projects to improve the productivity and efficiency in solution rubbers, polystyrene and particle boards, the relocation of the production of polyurethane adhesives to the Lerma facility and the acquisition of the rights of the forest plantation Planfosur to guarantee the cellulosic supply for the production of particle boards, and the system of experimentation of Symyx.

Last year there was a shortage of cellulosic Supply due to the closing of unauthorized sawmills. The acquisition of the forest plantations in 2001, that are operated by the company Forestaciones Operativas de México, guaranteed the supply of this raw material for the production of particle board.

THE CHEMICAL SECTOR is responsible for the chemical transformation business and for chemical formulations in producing final products. The Sector has ten products lines in 16 production plants located in eight states throughout Mexico and one in Spain. The Sector utilizes it's own technology as well as those of third parties, employing approximately 3,698 people. The Chemical Sector is a partner in the carbon black business with Cabot Corporation and in the synthetic rubber business with Repsol Chemicals.

CAPITAL EXPENDITURES
millions of dollars


100
80
60
40
20
0
1998 1999 2000 2001 2002

NET SALES
millions of dollars


700
600
500
400
300
200
100
0
551
487
364 373
348
68
96 97
113 100
1998 1999 2000 2001 2002

OPERATING CASH FLOW (EBITDA)
millions of dollars


70
60
50
40
30
20
10
0
62
54
26 26 26
1998 1999 2000 2001 2002

SALES


63%
37%
Branded Products
Pork

Results from the branded products business improved significantly, thus continuing its positive trend

The branded food business produce and distribute a great variety of products, such as: tomato paste, vegetables, oils, salsas, chiles, canned tuna and coffee among others.

The pork business, which is vertically integrated from the production of feed to the sales of value-added pork meat.


Keken
NICHIREI

With the "Del Fuerte", "La Gloria", "Nair", "Reynolds", "Smuckers" and "Blason" brands, the DESC Food Sector maintains a top position in the Mexican branded food market and with the "La Victoria" and "Embasa" brands in the U.S. Among the sectors main clients are supermarkets, wholesalers and retailers throughout Mexico and the leading pizza restaurants chains in Mexico. In the U.S. the brands are nationally distributed in the Retail and Foodservice channels.

Grupo Porcicola Mexicano is the leading domestic producer and distributor of pork

food sector

The sales registered in this year were US $348 million, a decrease of 6.6 % to the US $373 million registered in 2001, and the EBITDA was US $26 million, the same as in 2001.

BRANDED PRODUCTS:

During 2002, the results improved significantly due to measures taken in the development of new strategies and cost reductions, generating a growth in sales of 3.3% and 29.7% in cash flow (dollars).

The US food brands "La Victoria" and "Embasa" posted impressive sales increases given flat to declining food industry trends in 2002. Combined, both brands grew by 5.8% over the previous year.

The derived products from tomatoes, branded under "Del Fuerte", increased their market share in five percentage points, demonstrating the leadership and the preference for the brand among the Mexican consumers. The brand "Nair" of canned tuna, increased their sales over the previous year, while the brand "Blasón" of coffee is considered as a *premium* product among the line of toasted and granulated coffees. During 2002, a launch of the new line of chiles and salsas under the brand "Del Fuerte", was introduced in most of the supermarkets chains in Mexico.

PORK: The Pork business reported sales of US $130 million. Exports to Japan grew 21.9% compared to the previous year; and in the supermarkets and "foodservice", the participation increased in an important way in Mexico.

The results of the pork business can be attributed to the poor results in the Bajio region, as well as at the high costs, low production levels, low efficiency and higher mortality in the animals of this area. During the third quarter of 2002 the Board of Directors of DESC, took the decision to close down the operations in the Bajio region in September 2002.

During 2002, the results were also affected by the fall in the price of pork by approximately 22.0% and with a lower impact by hurrican Isidore which caused farm damage as well as decrease in the efficiency production. The damage caused was mitigate by the insurance company.

SHRIMP: The Board of Directors of DESC made the decision to donate the shrimp business (AquaNova) to the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) in October of 2002.

THE FOOD SECTOR of DESC is integrated as:

- Branded Food Products, business that includes the production of processed foods in factories located in three states in Mexico and one in Los Angeles, California. Branded Food products employ a total of 2,031 people.
- Pork business that functions with diverse farms, facilities and plants located in twelve states of Mexico, with work force of 2,793 employees.


CAPITAL EXPENDITURES
millions of dollars
100
80
60
40
20
0
1998 1999 2000 2001 2002


NET SALES
millions of dollars
120
100
80
60
40
20
0
73
82
102
85
78
1998 1999 2000 2001 2002


OPERATING CASH FLOW (EBITDA)
millions of dollars
35
30
25
20
15
10
5
0
28
32
22
19
11
1998 1999 2000 2001 2002


SALES
25%
45%
30%
Residential
Tourism
Commercial

Residential development golf course, Bosques de Santa Fe

Page 20: Corporate office, Mexico City

Bosques de Santa Fe was consolidated as one of the most prestigious residential developments in Mexico

real estate sector

The Sector develops various projects focused primarily in the development of office buildings, residential and tourist developments.

This Sector focused its attention on the high-income segment of the real estate market. Among the most important developments are the residential developments of "Bosques de las Lomas" and "Bosques de Santa Fe", one of the most luxurious neighborhoods in Mexico City; "Punta Ixtapa" and "Punta Mita", exclusive tourist developments on the Pacific Coast and "Arcos Bosques Corporativo", one of the largest and most modern business centers in Latin America.



In 2002, the real estate sector, as with the rest of the DESC's sectors, was affected by the slow recovery of the North American and domestic economy. This year, the Sector registered sales of US $78 million, which represented a declined of 8.5% compared to the US $85 million registered in 2001. The decrease in sales was caused by the economic factors mentioned above thereby pushing sales delays in the "Punta Mita" and "Bosques de Santa Fe" projects into the year 2003.

The operating margin was located at 11.1% and the Ebitda registered a drop of 40.6% from US $19 million in 2001 to US $11 million in 2002. This decrease was caused by a mixture of sales with smaller margins.

In regards to the tourist area, there were important advances. The Punta Mita development continued successfully with the structure for the commercialization of the diverse real estate products being offered coupled with the ability to close various operations possessing several dimensions and characteristics. Sales continued on lands denominated "Ranchos", large lots of approximately one hectare of surface, near the seashore. Sales of lots adjacent to the golf course continued, as well as some beach lots that constitute the product with the higher development.

As for the residential developments, significant advances were also achieved in urbanization as well as in the commercialization of "Bosques de Santa Fe", a 200 hectares project located in the southern part of Santa Fe in Mexico City. The accumulated sales of the residential lots reached over 80% while the multifamily lots reached 42%.

At the moment there are more than 20 houses and 40 apartments under construction. Several families are already living in the development and have already integrated the development operational structure.

Due to the great success enjoyed by North Building "B", the end of 2001 saw the beginning of construction of the North Building "C" of project Arcos Bosques that is 16,500 m^2 of saleable area and more than 43,000 m^2 of built area, which continued during 2002. We have a 50% association with ICA in this project and plan to finish by the end of 2003. At the moment, 70% has been completed and 20% pre-sold.

In addition to "Bosques de Santa Fe", we continued promoting the residential lots of "La Estadia", "Punta Ixtapa" and "La Punta Bosques" (the only available lots being three in "Punta Bosques", two in "Punta Ixtapa" and 14 in "La Estadia") achieving a good number of operations in spite of the difficult economic situation in 2002.

THE REAL ESTATE Sector of DESC is one of the largest and most prestigious real estate developers in our country. It currently owns one of the largest land reserves for residential development in the Mexico City Valley as well as very desirable properties for tourist development located along Mexico's Pacific coast.

DESC awards

Recognitions

During 2002, two companies of the Chemical Sector were rewarded with the following recognitions:

- **National Export Award**, received by Dynasol, business dedicated to the production of solution rubber.
- **National Technology Award**, received by Resirene, business dedicated to the production of polystyrene.
- **Tecnological Innovation Award**, received by Plastiglas, business dedicated to the production of acrylic sheets. This award was granted by the Mexican Association of Directives for Applied Research and Tecnological Development.

For the contribution to the Sustainable Development, DESC was distinguished with an invitation from the International Finance Corporation to participate in the Earth Summit in Johannesburg, South Africa. The business community, government and environmentalist groups expressed the importance of the experiences shared in this Forum.



National Technology Award

our people and the community

DESC AND THE COMMUNITY



In September 2002, the economy and infrastructure of the state of Yucatan suffered severe ages caused by hurricane "Isidore". Grupo Porcícola Mexicano, a member of DESC, re affected by the hurricane and experienced damages to its facilities. Fortunately, our peop their relatives did not suffer human casualties, but some did experience damage to their h some suffered only partial damage, while others lost their homes entirely.

Consistent with the commitment philosophy of both our people and the community, port plan was established during this emergency. DESC's personnel, through all its div contributed with canned food, clothing, bottled water and medical supplies that were dis ed by the organization. Additionally, DESC supplemented this support with basic produc construction materials for the community. Both DESC personnel and the company contr with economic resources dedicated for the reconstruction of their homes.

The promotion of the education and values in the communities will contribute to the construction of a fairer and more prosperous country; which constitutes a true commitment for DESC.

The development of Mexico is an end result of both better education and stronger values. In time, this will generate a fairer and more prosperous country. Mexico requires effort and help, of giving without expecting something in return, to those persons who are in a less favorable position.

For twelve years, DESC has confirmed their support and commitment to the community by contributing significantly to both social and educational programs. Aware of the benefits of these efforts, in 2002 we selected the project "Formation and Values" in the mountain range of the state of Guerrero. This project benefited 700 families with children between 6 and 12 years of age, many of them orphans. Our support lasted throughout 2002 and helped contribute to the development of those rural communities. These funds were designed to assist with literacy programs, education and training for various occupations, health and the family union, and the reinforcement of moral, spiritual and family values. These goals become possible thanks to the participation of a group of educators working full time directly in the communities. Helping their work will benefit more than just a few groups in a local area; these experiences will be applied in communities with similar characteristic throughout the country. Thanks to this commitment, it is possible to collaborate with people that otherwise would have difficulties integrating themselves to a productive life and to the development of the country.

In DESC we are proud to share with people in need, thereby creating the opportunity to build a more prosperous and united country.



In DESC we consider Eco-Efficiency
not olny as a philosophy
but also as a strategic operation



VISUALIZING THE FUTURE

Proud of the achievements obtained in 2002 in the renovation of the environment and co ous improvement that prevails in DESC, we will continue with the adoption and impleme that focuses on Eco-Efficiency, not only as a philosophy; but also as a strategy for DESC tions and management activities.

ECO-EFFICIENCY

Collaborating with the market leading companies and in line with the trajectory of lead and commitment in the topics of Environmental Control, Security and Hygiene (CASH), has continued exploring the initiatives in favor of the Eco-Efficiency, making significant pı taking care of the balance between the Economic Value Creation, Environment Protecti its Social Responsibility.

As part of the Group's restructuring, CASH's function is located in all the strategic functions of the Group, recognizing the growing importance in the industrial activity.

ACHIEVEMENTS OBTAINED IN THE 2002

Eco-Efficiency Projects

Nhumo. In the Carbon Black production process, the vapor atomization project allowed annual savings of 1.730,000 m^3 of natural gas, equivalent to lowering the emissions of CO_2 by 3,700 tons.

Dynasol. The used solvent recovery project, in the process of synthetic rubber, allowed the annual use of approximately 1000 tons, with an annual economic benefit of US $500,000.

TREMEC, TTSP, Cardanes These plants have been able to save 4 million kw/hr, equivalent to 5% of the total utilization, with annual savings of US $700,000.

Velcon. Developed a project to reutilize the worn-out grafted oil that is generated in the lubrication of the forging machinery, with positive impacts to the environment and annual savings of approximately US $500,000.

TF Victor. Substituted the asbestos fiber in the production of packing sheets with alternate fibers that produce zero health risks, with an annual saving of US $1.8 million, there is also a potential for entering into markets where the prohibition of asbestos exists in the packing.

Forestaciones. To maintain the sustainability of the business that is supplied by forest products, a forest plantation of more than 12,000 hectares was acquired in the states of Tabasco and Veracruz, in this way we maintain a resource and capture the maximum potential to create value.

Certifications

ISO-14001 Certificate: Nine plants of DESC Automotive, two of the Polymers and Specialties Division.

Clean Industry Certificates (by Profepa): Twelve plants in the Divisions of Ecosystems and Polymers and Specialties. As a part of the celebration of its tenth anniversary, Profepa distinguished DESC as one of the most outstanding companies.


eco-efficiency at DESC

board of directors

Fernando Senderos Mestre
Chairman of the Board

Luis Téllez Kuenzler
Executive Vice President

Ernesto Vega Velasco
Secretary

José Manuel Canal Hernando
Examiner

Daniel del Barrio Burgos
Alternate Examiner

SERIES "A"

Fernando Senderos Mestre	*Chairman of the Board and Chief Executive Officer of DESC, S.A. de C.V.*	Patrimonial/Related
Eneko de Belausteguigoitia Arocena	*Entrepreneur*	Patrimonial/Independent
Carlos Gómez y Gómez	*Chairman of the Board of Grupo Financiero Santander Serfin, S.A. de C.V.*	Patrimonial/Related
Carlos González Zabalegui	*Chief Executive Officer of Controladora Comercial Mexicana, S.A. de C.V.*	Independent
Emilio Mendoza Saeb	*Entrepreneur*	Related
Luis Téllez Kuenzler	*Executive Vice President of DESC, S.A. de C.V.*	Related
Ernesto Vega Velasco	*Secretary of the Board of DESC, S.A. de C.V.*	Related

SERIES "B"

Alberto Bailleres González	*Chief Executive Officer of Grupo Bal*	Related
Rubén Aguilar Monteverde	*Entrepreneur*	Independent
Federico Fernández Senderos	*Chief Executive Officer of Grupo Eulen México S.A. de C.V.*	Patrimonial/Related
Valentín Díez Morodo	*Executive Vice President of Grupo Modelo, S.A. de C.V.*	Independent

SERIES "C"

Prudencio López Martínez	*Chairman of the Board of Sanvica, S.A. de C.V.*	Independent

COMMITTEES (*)

Executive Committee	Fernando Senderos Mestre Federico Fernández Senderos Luis Téllez Kuenzler
Finance and Planning Committee	Fernando Senderos Mestre Eneko de Belausteguigoitia Arocena Carlos Gómez y Gómez Federico Fernández Senderos
Audit Committee	Prudencio López Martínez Rubén Aguilar Monteverde Eneko de Belausteguigoitia Arocena Ernesto Vega Velasco
Evaluation and compensation Committee	Ernesto Vega Velasco Carlos González Zabalegui Valentín Díez Morodo

(*) The secretary of the Board and the Examiner attend the meetings Board Committees.

investors' information

CORPORATE HEADQUARTERS

Paseo de los Tamarindos 400-B, Piso 28
Bosques de las Lomas
México, D.F. 05120
Phone: (52 55) 52 61 8000
www.desc.com.mx

DEPOSITORY OF ADS'S

Citibank N.A.
111 Wall Street, 5th Floor
New York, New York 10043 U.S.A.
Phone: (212) 657 1925

Citibank N.A.
Cottons Centre, Hays Lane
London SE1 2QT England
Phone: (44) 71 234 5267

LEGAL COUNSELS

De Ovando y Martínez del Campo, S.C.
Bosque de Alisos 47-B, Despacho 101
Bosques de las Lomas
México D.F. 05120
Phone: (52 55) 55 52 59 53 53

Weil, Gotshal & Manges
767 Fifth Avenue
New York, New York 10153 U.S.A.
Phone: (212) 310 8026

INDEPENDENT ACCOUNTANTS

Galaz Yamazaki Ruiz Urquiza s.c.
Paseo de la Reforma No.501
Col. Cuauhtémoc
México, D.F. 06500
Phone: (52 55) 55 50 80 60 00

COMMON STOCK DATA

DESC, S.A. DE C.V. "A" shares, "B" shares and "C" shares are listed and admitted for trading on the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange) under the ticker symbol "DESC". The ADS's, each representing twenty "C" shares, are listed on the New York Stock Exchange under the ticker symbol "DES".

FORM 20-F

The Company files reports on Form 20-F with the U.S. Securities and Exchange Commission. These filings are and will be available through the Office of Investors Relations upon written request.

INVESTORS' RELATIONS

Investors and analysts should direct all enquires to:

IN MEXICO:

Marisol Vazquez-Mellado M.
Alejandro de la Barreda G.
DESC, S.A. DE C.V.
Paseo de los Tamarindos 400-B, Piso 28
Bosques de las Lomas
México, D.F. 05120
Phone: (52 55) 55 52 61 80 00

Desc, S.A. de C.V. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2000, 2001 and 2002
Expressed in Thousands of Mexican Pesos (Ps.)
and Thousands of U.S. Dollars ($)
Together with Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Stockholders of

Desc, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of Desc, S.A de C.V. and subsidiaries (collectively referred to as the "Company") as of December 31, 2002, and the related consolidated statements of loss, changes in stockholders' equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2000 and 2001 and for the years then ended prior to restatement in Mexican pesos of purchasing as of December 31, 2002, were audited by other auditors who expressed an unqualified opinion in their report dated March 12, 2002.

We did not audit the financial statements of the chemical segment (formerly Girsa, S.A. de C.V. and subsidiaries), Agrokén, S.A. de C.V. and subsidiaries, Corfuerte, S.A. de C.V. and subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and subsidiaries), and Authentic Acquisition Corporation, Inc., which statements reflect total assets constituting 42% of consolidated total assets as of December 31, 2002, and total revenues constituting 53% of consolidated total revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of majority net income (loss) and majority stockholders' equity to U.S. GAAP as permitted by Form 20-F of the Securities and Exchange Commission (SEC), which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 22 and 23.

Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Deloitte & Touche

March 25, 2003

DESC, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
AND THOUSANDS OF U.S. DOLLARS ($)

	2001	2002	2002
ASSETS			
CURRENT:			
Cash and cash equivalents	Ps. 1,435,773	Ps. 2,406,043	$ 232,214
Notes and accounts receivable, net	3,627,389	3,679,283	355,099
Inventories, net	3,055,792	3,071,196	296,410
Prepaid expenses	74,681	54,609	5,271
Real estate assets available for sale	18,861	-	-
Discontinued operations	376,703	98,114	9,469
Total current assets	8,589,199	9,309,245	898,463
LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS	4,134,721	4,126,698	398,280
PROPERTY, PLANT AND EQUIPMENT, NET	12,629,311	12,816,580	1,236,966
INVESTMENT PROPERTIES, NET	443,380	345,316	33,328
GOODWILL	1,377,318	1,328,809	128,247
OTHER ASSETS, NET	1,626,486	1,237,749	119,459
DISCONTINUED OPERATIONS	261,387	141,850	13,690
	Ps. 29,061,802	Ps. 29,306,247	$ 2,828,433
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT:			
Bank loans and current portion of long-term debt	Ps. 3,247,442	Ps. 3,502,768	$ 338,062
Notes and accounts payable to suppliers	1,753,749	2,007,995	193,798
Other payables and accrued liabilities	2,109,849	1,709,278	164,968
Income taxes and employee profit sharing	382,247	102,349	9,878
Discontinued operations	92,833	60,096	5,800
Total current liabilities	7,586,120	7,382,486	712,506
LONG-TERM DEBT	7,422,598	8,706,020	840,244
DEFERRED INCOME TAXES	1,125,306	1,287,982	124,307
OTHER LONG-TERM LIABILITIES	245,926	555,821	53,644
Total liabilities	16,379,950	17,932,309	1,730,701
STOCKHOLDERS' EQUITY:			
Capital stock	11,223,862	11,223,862	1,083,248
Paid-in surplus	1,170,390	1,170,390	112,958
Retained earnings	20,467,245	19,011,555	1,834,862
Reserve for repurchase of shares	958,783	958,783	92,535
Cumulative effect of initial recognition of deferred income taxes	(1,815,243)	(1,815,243)	(175,194)
Adjustment of additional employee retirement liability		(148,221)	(14,305)
Cumulative effect of restatement	(23,186,079)	(22,785,818)	(2,199,128)
Majority stockholders' equity	8,818,958	7,615,308	734,976
Minority interest	3,862,894	3,758,630	362,756
Total stockholders' equity	12,681,852	11,373,938	1,097,732
	Ps. 29,061,802	Ps. 29,306,247	$ 2,828,433

The accompanying notes are part of these consolidated financial statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT PER SHARE INFORMATION

	2000	2001	2002	2002
NET SALES	Ps. 25,208,446	Ps. 21,249,276	Ps. 19,582,937	$ 1,890,008
COST OF SALES	18,716,230	15,662,761	14,977,545	1,445,528
Gross income	6,492,216	5,586,515	4,605,392	444,480
OPERATING EXPENSES:				
Administrative	2,330,635	2,144,244	2,137,719	206,318
Selling	1,670,581	1,554,942	1,427,661	137,787
	4,001,216	3,699,186	3,565,380	344,105
Operating income	2,491,000	1,887,329	1,040,012	100,375
OTHER (EXPENSES) INCOME:				
Impairment of fixed assets	(167,768)	(97,341)	(49,041)	(4,733)
Reorganization of food sector	(270,457)	-	-	-
Depreciation of idle plant	(63,177)	(72,633)	(7,251)	(700)
Nonrecurring freight and shipments	(52,269)	-	-	-
Amortization of goodwill	(36,309)	(82,156)	(76,938)	(7,426)
Amortization of preoperating expenses and patents	-	(107,797)	(36,064)	(3,481)
Gain (loss) on sale of shares	60,241	(11,853)	(5,841)	(564)
Extraordinary severance payments	(71,834)	(180,882)	-	-
Income from the technology fund	38,708	35,603	28,002	2,703
Contingencies	-	(60,253)	-	-
Recovery of taxes	-	13,457	49,470	4,774
Other, net	(84,817)	(33,332)	(32,477)	(3,133)
	(647,682)	(597,187)	(130,140)	(12,560)
INTEGRAL FINANCIAL RESULT:				
Interest income	153,576	121,392	65,588	6,330
Interest expense	(1,246,412)	(1,035,186)	(832,071)	(80,306)
UDIS variation	(119,207)	(105,109)	(116,041)	(11,199)
Exchange gain (loss), net	(334,383)	323,214	(740,939)	(71,510)
Monetary position gain	784,791	360,658	398,271	38,438
	(761,635)	(335,031)	(1,225,192)	(118,247)
Income (loss) from continuing operations before provisions and equity in associated companies and unconsolidated subsidiaries.	1,081,683	955,111	(315,320)	(30,432)
PROVISIONS FOR:				
Current income taxes	490,687	692,913	217,458	20,988
Deferred income taxes	114,692	(550,890)	(79,974)	(7,719)
Employee profit sharing	133,318	153,083	104,629	10,098
Asset tax	1,998	-	-	-
Tax consolidation effect	(136,809)	(232,509)	-	-
	603,886	62,597	242,113	23,367
EQUITY IN ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES	(11,369)	(120,589)	(5,200)	(502)
Income (loss) from continuing operations	466,428	771,925	(562,633)	(54,301)
DISCONTINUED OPERATIONS	6,896	(244,169)	(605,817)	(58,470)
CHANGE IN ACCOUNTING POLICY	137,717	-	-	-
EXTRAORDINARY ITEMS	73,573	(298,162)	-	-
Net consolidated income (loss) for the year	Ps. 684,614	Ps. 229,594	Ps. (1,168,450)	$ (112,771)
ALLOCATION OF CONSOLIDATED NET INCOME:				
Majority stockholders' interest	Ps. 303,359	Ps. 43,711	Ps. (1,043,133)	$ (100,676)
Minority stockholders' interest	381,255	185,883	(125,317)	(12,095)
	Ps. 684,614	Ps. 229,594	Ps. (1,168,450)	$ (112,771)
INCOME PER SHARE:				
Income (loss) from continuing operations	Ps. 0.32	Ps. 0.56	Ps. (0.41)	$ (0.04)
Discontinued operations	Ps. -	Ps. (0.18)	Ps. (0.44)	$ (0.04)
Change in accounting policy	Ps. 0.10	Ps. -	Ps. -	Ps. -
Extraordinary items	Ps. 0.05	Ps. (0.22)	Ps. -	Ps. -
Majority net income (loss)	Ps. 0.21	Ps. 0.03	Ps. (0.76)	$ (0.07)
Weighted average shares outstanding (000's)	1,418,126	1,369,006	1,369,079	1,369,079

The accompanying notes are part of these consolidated financial statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
AND THOUSANDS OF U.S. DOLLARS ($)

	Number of Shares	Capital Stock Historical	Capital Stock Restatement	Paid-in Surplus	Retained Earnings	Reserve for Repurchase of Shares	Cumulative Effect of Initial recognition of Deferred Income Taxes	Adjustment of Additional Employee Retirement liability	Cumulative Effect of Restatement	Minority Interest	Total Stockholders' Equity
BALANCES, JANUARY 1, 2000	1,478,734,425	Ps. 19,224	Ps. 11,206,248	Ps. 1,169,800	Ps. 22,547,972	Ps. 185,461	Ps. (1,815,243)	Ps. -	Ps. (21,292,775)	Ps. 4,735,642	Ps. 16,756,329
Increase in reserve for repurchase of shares	-	-	-	-	(1,479,800)	1,479,800	-	-	-	-	-
Repurchase of shares	(109,736,155)	(1,427)	(218)	-	(64,640)	(706,478)	-	-	-	-	(772,763)
Dividends declared and paid	-	-	-	-	(452,286)	-	-	-	-	(49,287)	(501,573)
Comprehensive income (loss)	-	-	-	-	303,359	-	-	-	(1,154,120)	532,880	(317,881)
BALANCES, DECEMBER 31, 2000	1,368,998,270	17,797	11,206,030	1,169,800	20,854,605	958,783	(1,815,243)	-	(22,446,895)	5,219,235	15,164,112
Increase in capital stock due to merger	81,106	1	34	590							625
Dividends declared	-	-	-	-	(431,071)	-	-	-	-	(386,703)	(817,774)
Decrease in minority interest due to restructuring and sales	-	-	-	-	-	-	-	-	-	(627,194)	(627,194)
Comprehensive income (loss)	-	-	-	-	43,711	-	-	-	(739,184)	(342,444)	(1,037,917)
BALANCES, DECEMBER 31, 2001	1,369,079,376	17,798	11,206,064	1,170,390	20,467,245	958,783	(1,815,243)	-	(23,186,079)	3,862,894	12,681,852
Dividends declared	-	-	-	-	(412,557)	-	-	-	-	(116,450)	(529,007)
Comprehensive income (loss)	-	-	-	-	(1,043,133)	-	-	(148,221)	400,261	12,186	(778,907)
BALANCES, DECEMBER 31, 2002	1,369,079,376	Ps. 17,798	Ps. 11,206,064	Ps. 1,170,390	Ps. 19,011,555	Ps. 958,783	Ps. (1,815,243)	Ps. (148,221)	Ps. (22,785,818)	Ps. 3,758,630	Ps. 11,373,938
BALANCES, DECEMBER 31, 2001	1,369,079,376	$ 1,718	$ 1,081,530	$ 112,958	$ 1,975,355	$ 92,535	$ (175,194)	$ -	$ (2,237,758)	$ 372,818	$ 1,223,962
Dividends paid	-	-	-	-	(39,817)	-	-	-	-	(11,239)	(51,056)
Comprehensive income (loss)	-	-	-	-	(100,676)	-	-	(14,305)	38,630	1,177	(75,174)
BALANCES, DECEMBER 31, 2002	1,369,079,376	$ 1,718	$ 1,081,530	$ 112,958	$ 1,834,862	$ 92,535	$ (175,194)	$ (14,305)	$ (2,199,128)	$ 362,756	$ 1,097,732

The accompanying notes are part of these consolidated financial statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
AND THOUSANDS OF U.S. DOLLARS ($)

	2000	2001	2002	2002
OPERATING ACTIVITIES:				
Income (loss) from continuing operations	Ps. 466,428	Ps. 771,925	Ps. (562,633)	$ (54,301)
Income (loss) from discontinued operations	6,896	(244,169)	(605,817)	(58,470)
Extraordinary items	211,290	(298,162)	-	-
Net consolidated income (loss) for the year	684,614	229,594	(1,168,450)	(112,771)
Add (deduct)-Items which do not require (generate) resources-				
Depreciation and amortization	1,291,809	1,260,426	1,269,144	122,489
Depreciation of idle plant	63,177	72,633	7,251	700
Impairment of fixed assets	167,768	97,341	49,041	4,733
Capitalized integral financial cost	(53,954)	(5,615)	-	-
Equity in associated companies and unconsolidated subsidiaries	11,369	120,589	5,200	502
Amortization of goodwill	36,309	82,156	76,938	7,426
Deferred income taxes	114,692	(550,890)	(79,974)	(7,719)
Virtual items from discontinued operations	40,815	109,700	55,606	5,367
	2,356,599	1,415,934	214,756	20,727
Changes in operating assets and liabilities-				
Notes and accounts receivable	293,501	1,104,101	(51,894)	(5,008)
Inventories	(709,574)	581,491	51,557	4,976
Prepaid expenses	(13,483)	23,774	20,072	1,937
Real estate assets available for sale	(1,332,238)	(18,861)	18,861	1,820
Current assets from discontinued operations	186,990	76,036	270,617	26,118
Notes and accounts payable to suppliers, other payables and accrued liabilities	395,268	69,194	(135,232)	(13,052)
Income taxes and employee profit sharing	(138,377)	188,853	(279,898)	(27,014)
Current liabilities from discontinued operations	(152,286)	(30,308)	(32,737)	(3,160)
	(1,470,199)	1,994,280	(138,654)	(13,383)
Net resources generated by operations	886,400	3,410,214	76,102	7,344
FINANCING ACTIVITIES:				
Proceeds from short-term bank loans and current portion of long-term debt	(750,109)	(488,658)	(954,997)	(92,170)
Proceeds from long-term debt	2,525,790	-	4,667,423	450,467
Payments of long-term debt	(1,565,061)	(1,331,478)	(1,598,283)	(154,255)
Effect of the variance on short-term bank loans, current portion of long-term debt and long-term debt	1,007,923	(537,327)	(575,395)	(55,533)
Other long-term liabilities	(23,074)	(222,625)	309,895	29,909
Deferred income taxes	2,287,539	(496,865)	242,650	23,418
Increase in capital stock due to merger	-	625	-	-
Dividends paid	(452,286)	(219,605)	(423,650)	(40,888)
Dividends paid to minority interest	(49,287)	(386,703)	(116,450)	(11,239)
Adjustment of additional employee retirement liability	-	-	(148,221)	(14,305)
Repurchase of shares	(772,763)	-	-	-
Decrease in minority stockholders' interest due to restructuring and sale	-	(627,194)	-	-
Cumulative effect of initial recognition of deferred income taxes in majority stockholders' interest	(1,815,243)	-	-	-
Cumulative effect of initial recognition of deferred income taxes in minority interest	(752,931)	-	-	-
Net resources (applied to) generated by financing activities	(359,502)	(4,309,830)	1,402,972	135,404
INVESTING ACTIVITIES:				
Land acquisition	(56,996)	(6,881)	(3,022)	(292)
Cost of land sold	364,862	271,499	62,304	6,013
Investment in real estate projects	(680,846)	(732,809)	(390,264)	(37,666)
Cost of real estate projects sold	189,330	132,300	354,889	34,251
Investment in shares	-	(250,894)	-	-
Sale of shares of subsidiaries	74,759	1,514,438	28,024	2,705
Cash and cash equivalents of subsidiaries sold	-	(76,337)	-	-
Acquisition of property, plant and equipment	(2,008,521)	(755,171)	(1,074,745)	(103,726)
Net book value of retirements	126,715	640,930	252,424	24,362
Net increase of investment properties	-	-	(27,267)	(2,632)
Real estate assets available for sale	1,332,239	-	-	-
Deferred income taxes	(9,977)	-	-	-
Other assets	(169,543)	(91,335)	232,894	22,477
Investing activities of discontinued operations	(23,617)	3,576	63,931	6,170
Net resources generated by (used in) investing activities	(861,595)	649,316	(500,832)	(48,339)
Net increase (decrease) in cash and cash equivalents	(334,697)	(250,300)	978,242	94,410
Net increase (decrease) in cash and cash equivalents from discontinued operations	16,398	(13,387)	(7,972)	(769)
CASH AND CASH EQUIVALENTS				
Balance at beginning of year	2,017,759	1,699,460	1,435,773	138,571
Balance at end of year	Ps. 1,699,460	Ps. 1,435,773	Ps. 2,406,043	$ 232,214

The accompanying notes are part of these consolidated financial statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000, 2001 AND 2002
EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT EXCHANGE RATES

1. PRINCIPAL ACTIVITIES AND SIGNIFICANT EVENTS

Activities- Desc, S.A. de C.V. ("DESC") is the controlling stockholder of a group of companies engaged mainly in the manufacture and sale of autoparts, chemicals and food. It is also engaged in the acquisition, sale and development of real estate.

Significant events-

(a) The economic slowdown recorded during 2001 and 2002, has had a significant effect in the United States of America and in Mexico, which has caused a decline in the results of DESC, mainly in its autoparts and chemical sectors. This effect was reflected by a 5.8% decrease in the production of the automotive industry in the North American region, as well as lower sales volumes in the chemical sector.

Pursuant to the foregoing, DESC initiated a program to restructure its investment portfolio and administrative area. As part of the restructuring of its investment portfolio, during the second half of 2002 the Company decided to close the following non-strategic businesses for the group: Spark plugs and electric parts for the autoparts sector, the natural pigments business in the chemicals sector, and the hog raising operation in the food sector located in the Bajío region. These closures reflected the Company's strategy to focus on the group businesses with the highest potential for generating value. The shrimp business was donated to the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) in October 2002 (see Note 17).

Furthermore, as a result of the aforementioned restructuring, during the year ended December 31, 2001, the Company recorded the estimated costs of its implementation, net of a deferred income tax effect of Ps.298,162, as an extraordinary item in the statement of income. During 2002 the group's workforce was cut by 15.6%.

(b) In June 2002 the Company contracted two syndicated loans for an amount equal to US$410 million, to substitute financial liabilities with longer terms and better interest rates.

2. BASIS OF PRESENTATION

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP"), which do not conform with accounting principles generally accepted in the United States of America ("US GAAP") as explained in Note 22. A reconciliation between Mexican GAAP and US GAAP is presented in Note 23.

U.S. dollar amounts shown in the financial statements have been included solely for the convenience of users and are translated at the exchange rate for December 31, 2002 of 10.3613 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate. The statements of income in US dollars generated monthly by the Company for local purposes are presented in nominal pesos and are converted at the average exchange rates of the respective months, for which reason they differ from the accompanying financial statements.

Basis of consolidation- The accompanying consolidated financial statements include those of DESC and the subsidiaries in which there is stockholding and administrative control. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

The Company's principal subsidiaries are:

	2001	2002
Desc Automotriz, S.A. de C.V. and subsidiaries (Desc Automotriz)(formerly UNIK, S.A. de C.V. and subsidiaries)	99.9%	99.9%
Chemical segment (GIRSA) (formerly GIRSA, S.A. de C.V.)-		
Industrias Negromex, S.A. de C.V.	99.9%	99.9%
Paratec, S.A. de C.V.	99.9%	99.9%
Industrías Resistol, S.A. de C.V.	99.9%	99.9%
Quimir, S.A. de C.V.	99.9%	99.9%
Resirene, S.A. de C.V.	99.9%	99.9%
Rexcel, S.A. de C.V.	99.9%	99.9%
Nhumo, S.A. de C.V.	60%	60%
Dynasol Elastómeros, S.A. de C.V.	50.1%	50.1%
Real estate segment (DINE) (formerly División Dine, S.A. de C.V.)-		
Cantiles de Mita, S.A. de C.V.	96%	96%
Cañada Santa Fe, S.A. de C.V.	73%	73%
Promociones Bosques, S.A. de C.V.	100%	100%
Inmobiliaria Dine, S.A. de C.V.	100%	100%
Club Ecuestre Chiluca, S.A. de C.V.	78%	78%
Agrokén, S.A. de C.V. and subsidiaries	99.9%	99.9%
Corfuerte, S.A. de C.V, and subsidiaries (CORFUERTE) (formerly Grupo Corfuerte, S.A. de C.V.)	77.2%	77.3%
Authentic Acquisition Corporation, Inc.	81.3%	81.3%

To simplify the Company's administrative structure, DESC was merged with GIRSA and DINE on November 29, 2001 and April 25, 2002, respectively, with DESC surviving as the absorbing company.

The equity in net income (loss) and changes in stockholders' equity of those subsidiaries that were acquired or sold, has been included in the financial statements as of or up to the date on which the transactions took place and was restated in terms of the purchasing power of the Mexican peso as of December 31, 2002.

Investments in shares of associated companies and unconsolidated subsidiaries are recorded using the equity method.

Translation of financial statements of subsidiaries- The financial statements of foreign subsidiaries, whose operations are not an integral part of the Mexican companies ("foreign entities"), are restated for the inflation rate of the respective foreign country and are translated into Mexican pesos at the exchange rate in effect at the end of the year. The financial statements of foreign subsidiaries, whose operations are an integral part of the Mexican companies ("integrated foreign operations"), are translated using yearend exchange rates for monetary items and historical exchange rates for nonmonetary items, and the translated financial statements are then restated using the National Consumer Price Index (NCPI) of Mexico. The effects of translating foreign entities are recorded directly in stockholders' equity in the "Cumulative effect of restatement " account. The effects of translating integrated foreign operations are included in the "Integral financing result" of the year in the "Monetary position gain" account. Such effects are not significant.

Comprehensive income (loss)- Comprehensive income (loss) is comprised of the net consolidated income for the period plus (less) any gains or losses that under specific accounting regulations are recorded directly in stockholders' equity, such as the gain or loss from holding nonmonetary assets. In 2000, 2001 and 2002 other comprehensive income is comprised of the gain or loss from holding nonmonetary assets and, in 2002, the adjustment of additional employee retirement liability.

Reclassifications- Certain amounts in the consolidated financial statements at December 31, 2000 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements at December 31, 2002.

3. SUMMARY OF FINANCIAL DATA BY BUSINESS SEGMENT

The presentation below sets forth certain financial information regarding the Company's industry segments. Intersegment transactions have been eliminated.

Total assets by industry are those assets that are used in the operations of each industry segment. Corporate assets are principally cash and long-term investments.

2000	Net Sales	Operating Income	Net Consolidated Income (Loss)	Total Assets	Total Liabilities	Capital Expenditures	Depreciation And Amortization	Interest Expense	Interest Income	Provision for Current Income Taxes
Autoparts	Ps. 11,758,601	Ps. 1,729,590	Ps. 954,524	Ps. 12,711,930	Ps. 6,675,426	Ps. 1,198,438	Ps. 661,380	Ps. 248,068	Ps. 76,106	Ps. 381,914
Chemicals	8,385,813	604,481	251,448	9,171,575	6,351,758	358,812	351,905	392,579	23,918	122,654
Food	3,946,081	43,722	(324,241)	5,604,967	1,595,325	350,171	232,942	200,683	17,150	(10,341)
Real estate	1,098,764	171,022	58,369	7,090,993	1,872,027	836,901	73,141	155,986	7,378	(3,540)
Corporate	19,187	(57,815)	(255,486)	857,735	3,778,551	2,041	35,618	249,096	29,024	-
	Ps. 25,208,446	Ps. 2,491,000	Ps. 684,614	Ps. 35,437,200	Ps. 20,273,087	Ps. 2,746,363	Ps. 1,354,986	Ps. 1,246,412	Ps. 153,576	Ps. 490,687
2001										
Autoparts	Ps. 9,769,381	Ps. 1,100,674	Ps. 548,539	Ps. 10,372,900	Ps. 4,786,347	Ps. 320,353	Ps. 709,194	Ps. 190,014	Ps. 58,968	Ps. 465,893
Chemicals	7,054,071	528,798	29,552	7,248,146	4,770,659	251,262	382,986	368,364	29,090	281,648
Food	3,552,322	168,248	(137,811)	5,694,414	2,362,755	178,342	175,321	141,584	11,331	3,079
Real estate	853,234	153,350	(46,728)	5,369,040	1,488,238	742,338	37,618	120,376	41,234	34,120
Corporate	20,268	(63,741)	(163,958)	377,302	2,971,951	2,566	27,940	214,848	(19,231)	(91,827)
	Ps. 21,249,276	Ps. 1,887,329	Ps. 229,594	Ps. 29,061,802	Ps. 16,379,950	Ps. 1,494,861	Ps. 1,333,059	Ps. 1,035,186	Ps. 121,392	Ps. 692,913
2002										
Autoparts	Ps. 8,398,394	Ps. 619,490	Ps. (41,786)	Ps. 9,186,023	Ps. 3,811,954	Ps. 747,325	Ps. 709,860	Ps. 81,355	Ps. 21,340	Ps. 446,076
Chemicals	6,936,483	328,378	(220,097)	7,173,098	4,753,864	268,219	343,943	129,053	8,738	69,101
Food	3,445,214	98,471	(554,144)	5,174,409	2,313,450	30,161	166,688	51,432	6,464	3,916
Real estate	768,763	86,533	33,506	5,693,524	1,642,225	417,309	22,513	30,736	15,062	-
Corporate	34,083	(92,860)	(385,929)	2,079,193	5,410,816	5,017	33,391	539,495	13,984	(301,635)
	Ps. 19,582,937	Ps. 1,040,012	Ps. (1,168,450)	Ps. 29,306,247	Ps. 17,932,309	Ps. 1,468,031	Ps. 1,276,395	Ps. 832,071	Ps. 65,588	Ps. 217,458

4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required for inclusion therein. Although actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

The significant accounting polices followed by the Company are as follows:

a. ***Changes in accounting policies-*** In 2001, the new Bulletin C-2, "Financial Instruments", went into effect. This Bulletin establishes the methodology for valuing and recording financial instruments, and requires recognition of all effects of the financial instruments contracted on the balance sheet as either assets or liabilities, under integral financial result. The financial instruments that have been designated and effectively function as hedging of assets and liabilities or future transactions will affect the assets, liabilities or the respective transactions when they are realized, settled or take place, respectively (see Note 20). There was no cumulative effect of financial instruments valuation upon adoption of the new standard effective January 1, 2001.

As of 2001 International Accounting Standard 40, "Investment Properties," entered into effect on a supplemental basis, establishing valuation criteria for properties whose purpose is to generate profits or increase value or both. Pursuant to Circular 55 issued by the Mexican Institute of Public Accountants, the valuation model applicable to Mexico is the cost model, which establishes that such properties must be valued at acquisition and/ or construction cost and are restated by applying the NPCI, less the respective accumulated depreciation. There was no cumulative effect from the valuation of investment properties at the start of the year. At December 31, 2001 and 2002, the net restated effect of such investments is shown separately in the consolidated balance sheet under current assets and their market value is disclosed in Note 10.

Beginning January 2000, the Company adopted the provisions of new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The effect of the adoption was to recognize, an initial long-term liability for deferred income taxes in the amount of Ps.1,815,243 affecting stockholders' equity under "Cumulative effect of initial recognition of deferred income taxes" and Ps. 752,931 affecting minority interest. The income tax provision for the year then ended increased by Ps.114,692.

As a result of the adoption of Bulletin D-4 mentioned above, the Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the respective annual consolidated tax return was filed. Beginning in 2000, this benefit is recorded in results of the year in which the benefit is generated. The effect from this change increased the benefit from tax consolidation in 2000 by Ps.137,717, which was recorded as a change in accounting policy.

b. ***Recognition of the effects of inflation-*** The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the respective year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, because all are stated in terms of Mexican pesos of the same purchasing power.

c. ***Cash equivalents-*** Investments in marketable securities consist mainly of acceptances, bank promissory notes, and paper issued by the Mexican and United States of America governments, at market (cost plus accrued interest).

d. ***Inventories and cost of sales-*** Inventories are originally recorded at their acquisition or manufacturing cost and restated to their specific net replacement cost without exceeding net realizable value. Substantially all subsidiaries compute cost of sales using the replacement cost at the time of sale.

e. ***Land held for development and real estate projects-*** Undeveloped land represents land reserves that, together with developed land and ongoing and completed projects, are considered non-current inventories, since they are held for sale. They include acquisition, development and construction costs and are restated in U.S. dollars based on the slippage of the market exchange rate for the purpose of showing values in accordance with the current situation of the real estate market.

   If the Mexican NCPI had been used to restate land held for development, developed land and real estate projects, their net value at December 31, 2001 and 2002 would have increased by Ps. 1,274,759 and Ps. 873,621, respectively, and the cost of land sold for the years ended December 31, 2000, 2001 and 2002 would have increased by Ps. 73,681, Ps. 138,195 and Ps. 116,646, respectively.

   The Company capitalizes the integral financing cost on debt used to finance real estate projects in progress, in addition to their construction and development costs. During 1999, 2001 and 2002, the Company did not have real estate projects whose integral financing cost was subject to capitalization.

f. ***Investment in shares-*** Investment in shares has been recorded using the equity method, based on the financial statements prepared on the same basis as those of the Company, and is presented under other assets in the balance sheet.

g. ***Property, plant and equipment-*** This item is recorded at acquisition cost and is restated by using NCPI factors. For foreign fixed assets, their acquisition cost is restated for inflation of the country of origin and the fluctuation of the Mexican peso against such currency is considered. Depreciation is calculated by the straight-line method based on the remaining useful lives of the assets.

If the restatement of all property, plant and equipment had been calculated using the NCPI, the net value of fixed assets as of December 31, 20001 and 2002 would have increased by Ps. 2,080,671 and Ps. 1,832,622, respectively, and the cumulative depreciation as of that dates would have increased by Ps. 204,783 and Ps. 288,966, respectively.

The companies capitalize the integral financing cost on debt used to finance construction in progress and the installation of equipment, until they are placed in service. During 2000 and 2001 the integral financing cost capitalized was Ps.53,954 and Ps.5,615, respectively. During 2002, the Company did not have construction in progress whose net comprehensive financing cost was subject to capitalization.

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the estimated remaining useful lives of the related assets.

h. ***Impairment of fixed assets-*** The amounts shown in the accompanying consolidated statements of income basically refer to the reduction in value of property and equipment of some productive facilities, in order to reflect their realizable value in accordance with the current situation of such businesses. For the year ended December 31, 2002, the impairment of fixed assets shown in the accompanying consolidated statement of income was Ps.31,061 from the chemical segment, Ps.9,990 from the autoparts segment and Ps. 7,990 from the food segment.

i. ***Goodwill-*** The goodwill resulting from acquisitions made in excess of book value is amortized over periods ranging from five to 20 years, the terms over which the benefits from the investment will be realized.

j. ***Financial instruments*** - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.

k. ***Derivative financial instruments*** - The internal control system established by the Company includes policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates using derivative financial instruments. These instruments are traded only with authorized institutions and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.

The derivative financial instruments currently used by the Company are primarily hedge contracts to reduce its exposure to exchange rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the unpaid balance of the liability being hedged.

Derivative financial instruments identified as hedges are valued by applying the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged

l. ***Income tax, asset tax and employee profit sharing*** - Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities, plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, will probably not be realized. Deferred PTU is derived from temporary differences between the book result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized

The asset tax paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

m. ***Employee retirement obligations-*** The liability from seniority premiums, pensions and retirement payments, which is similar to a pension, is recorded as accrued, and is calculated by independent actuaries based on the projected credit unit method, at real interest rates. Therefore, the liability is being recognized which, at present value, is expected to cover the obligation for these benefits at the estimated retirement date of all the Companies' employees. Severance payments are charged to results when they are determined to be payable.

n. ***Restated stockholders' equity-*** This item consists of monetary position result accumulated through the first restatement of the financial statements and the gain (loss) from holding monetary assets, because price levels increased above (below) inflation.

o. ***Revenue recognition –*** Revenues of the subsidiaries of the autoparts, chemical and food sectors are recognized when the inventories are delivered or shipped to customers and customers assume responsibility for them.

The real estate sector recognizes the revenues and costs from sales of urbanized plots of land in results when the sales are formalized and the deposits securing the transaction are received. The individual assignment of the cost of the land and real estate project takes into consideration the relative selling price of the total project so as to maintain the same profit margin throughout the project.

Revenues and costs from real estate projects are recorded originally as a deferred credit for construction commitments and as real estate projects in process, and are recognized in results based on the "percentage of completion" method. Therefore, revenue is matched with costs incurred to reach the stage of completion to terminate the project. If the last estimated costs determined exceed the total revenues contracted, the respective provision is charged to results of the year.

p. ***Integral financial result-*** This represents the net effect of interest earned and incurred, exchange gains and losses and monetary position gain or loss on, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.

Foreign currency transactions are recorded at the effective exchange rate at the date the transactions are carried out and foreign currency assets and liabilities are adjusted to the exchange rate effective at yearend.

q. ***Income per share-*** Basic income (loss) per ordinary share is calculated by dividing net income (loss) of majority stockholders by the weighted average number of shares outstanding during the year.

5. CASH AND CASH EQUIVALENTS

		2001		***2002***
Cash	Ps.	241,588	Ps.	420,039
Cash equivalents		913,391		1,681,366
Technology and trust funds to be used within one year		280,794		304,638
	Ps.	1,435,773	Ps.	2,406,043

Company management has decided to use the total amount of the technology and training trust funds for other purposes during 2003. As of March 25, 2003, the trust funds utilized were Ps.124,025.

6. NOTES AND ACCOUNTS RECEIVABLE

		2001		***2002***
Trade	Ps.	2,886,050	Ps.	2,772,098
Less- Allowance for doubtful accounts		57,014		56,600
		2,829,036		2,715,498
Other debtors		13,239		81,242
Other receivables		785,114		882,543
	Ps.	3,627,389	Ps.	3,679,283

During 2001and 2002, certain subsidiaries sold commercial paper without recourse at an average financial cost of 4.4% and 4.5%, respectively, and terms ranging between 20 and 26 days, with two financial institutions. As of December 31, 2001 and 2002, the balances of commercial paper sold without recourse were Ps. 507, 988, and Ps. 511,848, respectively (equivalent to $51.9 and $49.4 million, respectively).

7. INVENTORIES

	2001	*2002*
Finished goods and work-in-process	Ps. 1,886,462	Ps. 1,902,957
Raw materials, supplies and other	1,218,863	1,188,844
	3,105,325	3,091,801
Less- Allowance for slow-moving items	67,178	53,446
	3,038,147	3,038,355
Advances to suppliers	17,645	32,841
	Ps. 3,055,792	Ps. 3,071,196

8. LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS

	2001	*2002*
Land held for development	Ps. 1,700,045	Ps. 1,608,868
Real estate projects-in-progress	2,199,983	2,192,732
Developed land	187,767	281,877
Advances to contractors	46,061	42,096
Other	865	1,125
	Ps. 4,134,721	Ps. 4,126,698

9. PROPERTY, PLANT AND EQUIPMENT

	2001	*2002*	*Annual Depreciation Rate*
Buildings and installations	Ps. 5,842,919	Ps. 5,561,054	3.00 to 4.73
Machinery and equipment	15,238,077	16,456,795	4.00 to 10.00
Vehicles	292,817	272,901	13.46 to 25.00
Furniture and fixtures	448,816	410,757	3.00 to 30.00
Other	574,979	506,995	16.00
	22,397,608	23,208,502	
Less- Accumulated depreciation	(11,327,405)	(12,250,357)	
	11,070,203	10,958,145	
Projects-in-progress	656,955	881,809	
Land	902,153	976,626	
	Ps. 12,629,311	Ps. 12,816,580	

The Company continues to evaluate all idle assets, to determine their possible short-term use or disposal.

Temporarily idle assets of Ps. 265,306 and Ps. 319,627 in 2001 and 2002, respectively, are depreciated and restated as nonmonetary items.

Permanently idle assets of Ps. 154,074 and Ps. 190,803 in 2001 and 2002, respectively, are not depreciated and were considered as nonmonetary items.

On June 29, 2001, the subsidiary Pintura, Estampado y Montaje, S.A. de C.V. (a subsidiary of UNIK) entered into an $18.7 million machinery sale agreement (without obligation to repurchase) with a financial institution. On that date, a five-year machinery lease agreement covering the same machinery was executed, establishing quarterly rental payments beginning on October 1, 2001 (see Note 19).

On December 19, 2002, the subsidiary Pistones Moresa, S.A. de C.V. (PISMO), executed an $11 million machinery sale agreement (without obligation to repurchase) with a financial institution. On that date, a seven-year machinery lease agreement covering the same machinery was executed, establishing quarterly rental payments beginning on January 1, 2003 (see Note 19).

10. INVESTMENT PROPERTIES

		2001		*2002*
Buildings	Ps.	243,356	Ps.	327,093
Land		243,321		183,451
Accumulated depreciation		(43,297)		(165,228)
	Ps.	443,380	Ps.	345,316

The annual average rate of depreciation of buildings in 2001 and 2002 was 2.4%. As of December 31, 2002 the fair value of investment properties is $392,946.

11. OTHER PAYABLES, ACCRUED LIABILITIES AND BUSINESS RESERVES AND CONTINGENCIES

		2001		*2002*
Accounts and notes payable to contractors	Ps.	56,630	Ps.	23,666
Other debtors		355,692		338,695
Business reserves and contingencies		676,516		241,403
Advances from customers		27,082		13,913
Royalties and technical assistance		14,359		30,275
Dividends payable		211,466		200,373
Taxes payable		207,044		220,823
Interest payable		157,116		101,843
Other accounts payable		403,944		538,287
	Ps.	2,109,849	Ps.	1,709,278

a. As mentioned in Note 1, the Company recorded a restructuring reserve in the year ended December 31, 2001. The remaining balance as of December 31, 2002 will be applied for the closing of Bioquimex, S.A. de C.V. and the administrative restructuring.

b. In the commercial lawsuit filed by Fenoquimia, S.A. de C.V. (a Company subsidiary) against Sales Nacionales, S.A. de C.V., the latter filed a countersuit demanding, among other things, mandatory compliance with the contracts, plus the associated payment of damages and lost income. In a final verdict issued November 5, 1998, the court ruled that Fenoquimia, S.A. de C.V. must comply with the contracts subject matter of the lawsuit, together with the associated accrued damages and lost income.

   In the petition requesting payment of damages and lost income filed on November 18, 1999 by Sales Nacionales, S.A. de C.V., Fenoquimia, S.A. de C.V. obtained a favorable judgment, whereby the criteria used by Sales Nacionales, S.A. de C.V. were definitively ruled as invalid to determine and calculate the respected damages and lost income, without quantifying any amount in this regard.

Notwithstanding that set forth in the preceding paragraph, the adverse final verdict issued against Fenoquimia, S.A. de C.V. on November 5, 1998, remains in effect, whereby the company was ordered to comply with the terms of different contracts, and pay accrued damages and lost income to Sales Nacionales, S.A. de C.V., even though such amounts have not been quantified at this date.

On January 7, 2003, Fenoquimia, S.A. de C.V. was informed of a new ancillary claim filed by Sales Nacionales, S.A. de C.V., quantifying the aforementioned damages and lost income in the amount of Ps.153, 702. This ancillary claim was contested by Fenoquimia, S.A. de C.V., and the suit is now in the evidence admission stage.

The Company has recorded the amount that, according to its lawyers, it might ultimately be required to pay Sales Nacionales, S.A. de C.V. based on the calculation of the aforementioned damages and lost income.

c. Certain subsidiaries are engaged in lawsuits as plaintiffs and defendants in the regular course of operations. These lawsuits always involve uncertainty, and some of them may result in adverse judgments for the companies. While it is impossible to determine the amount involved in pending lawsuits, management believes that any resulting liability would not materially affect the financial position or results of operations of the companies.

12. BANK LOANS AND LONG-TERM DEBT

Bank loans and long-term debt are as follows:

	2001			*2002*		
	Maturity	*Interest Rate*	*Amount*	*Maturity*	*Interest Rate*	*Amount*
Syndicated loan-						
DESC $97.17 million	-	-	-	2005	LIBOR + 1.375	Ps. 1,006,808
DESC $177.83 million	-	-	-	2007	LIBOR + 1.625	1,842,550
DESC Ps.1,300 million	-	-	-	2007	TIIE + 0.9	1,300,000
DESC $150 million	2003	LIBOR + 1.375	Ps. 1,468,173	-	-	-
Medium-term promissory notes-						
DESC 680.6 million UDIS	2006 & 2007	9% & 8.20%	2,197,844	2006 & 2007	9% & 8.20%	2,195,363
CORFUERTE $29.91 million	2005	LIBOR + 2.70	292,782	-	-	-
International Finance Corporation-						
Chemical segment $19 million	2002 to 2006	Variable	356,555	2003 to 2006	Variable	196,865
Chemical segment $105 million	2003 to 2009	Variable and fixed	1,027,721	2003 to 2009	Variable and fixed	1,087,937
Loans-						
DESC 15 million	-	-	-	2003 & 2004	3.85%	155,420
DESC 35 million	-	-	-	2003 & 2004	3.75%	362,646
DESC (formerly GIRSA) $35 million	2004	Variable	342,574	-	-	-
DESC (formerly GIRSA) $30 million	2003	LIBOR + 1	293,635	-	-	-
DESC (formerly GIRSA) $15 million	2003	LIBOR + 1.60	146,817	-	-	-
DESC (formerly GIRSA) $20 million	2003	3.37%	195,756	-	-	-
DESC (formerly GIRSA) $22 million	2003	4.25%	215,332	-	-	-
CORFUERTE $25 million	2003	Eurodollar + 1	244,695	-	-	-
Secured bonds-						
DESC (formerly DINE) $73 million	2007	8.75%	922,355	2007	8.75%	756,903

	2001			2002		
	Maturity	*Interest Rate*	*Amount*	*Maturity*	*Interest Rate*	*Amount*
Secured syndicated loans-						
Desc Automotriz $4.23 million	2003	7.34%	124,251	2003	7.34%	43,789
Desc Automotriz $1.5 million	2004	LIBOR + 1	24,470	2004	LIBOR + 1	15.542
Desc Automotriz $8.60 million	2002	6.50%	84,178	-	-	-
Other loans payable in-						
Mexican pesos	2003 to 2008	Variable	33,275	2003 to 2010	Variable	29,988
Foreign currency	2003 to 2010	Variable	548,875	2003 to 2010	Variable	349,134
			8,519,288			9,342,945
Less- Current portion			1,096,690			636,925
			Ps. 7,422,598			Ps. 8,706,020

As of December 31, 2001 and 2002, the LIBOR rate was 1.874% and 1.38% respectively, and the Mexican Interbank rate (TIIE) was 7.90% and 8.45% respectively.

Long-term debt maturities are as follows:

2004	Ps. 1,633,606
2005	1,898,842
2006	2,174,454
2007	2,664,296
2008	165,103
2009 and thereafter	169,719
	Ps. 8,706,020

The current portions of long-term debt and short-term bank loans are as follows:

	2001	*2002*
Current portion of long-term debt	Ps. 1,096,690	Ps. 636,925
Other loans payable in-		
Mexican pesos	4,544	
Foreign currency	2,146,208	2,865,843
	Ps. 3,247,442	Ps. 3,502,768

The financing received establishes certain restrictions for the Company, with which the Company has complied. The most important restrictions are:

- Maintaining a capitalization ratio lower than or equal to 0.50. At the close of 2002 the ratio is 0.48.
- Certain restrictions on the existence of new liens.
- Restriction on declaring dividends during 2003.
- Maintaining an interest coverage ratio above 2.75. At the close of 2002 the ratio is 3.32.
- Maintaining a debt-servicing ratio (net debt to earnings before taxes, depreciation and amortization) less than 4.75 with quarterly reductions until reaching 2.5 in April 2006. At the close of 2002 the ratio is 4.47.

At the close of the first quarter of 2003, the Company's estimated results show a substantial improvement compared to the final quarter of 2002. However, due to the effects of the devaluation of the Mexican peso against the U.S. dollar in such period, this improvement is expected to be insufficient to comply with one of the ratios established in the loan contracts executed with Citibank, N.A. and a syndicate of banks on June 10, 2002, on the one hand, and with BBVA Bancomer, S.A. Institución de Banca Multiple, Grupo Financiero BBVA Bancomer, and a syndicate of banks on May 27, 2002.

The ratio in question is that of debt servicing (net debt to earnings before taxes, depreciation and amortization). At this date the Company has informed its bank creditors of this potential noncompliance, and is negotiating the respective waiver. There is no other breach of contractual commitments, or of payments of interest and capital, for which reason, the Company believes there should be no problem in obtaining the aforementioned waiver.

Syndicated loan-

In June 2002 the Company contracted a syndicated loan of $275 million, divided into two tranches of $97.17 million and $177.83 million, at LIBOR plus 1.375% and LIBOR plus 1.625%, respectively, which mature in 2005 and 2007, respectively. The interest generated on such loan is payable semiannually.

Also, in June 2002 the Company contracted a syndicated loan of Ps.1,300 million, at the TIIE interest rate plus 0.9%, which matures in 2007. The interest generated on such loan is payable monthly.

At December 31, 2002 all of such loans have been used. The funds obtained were used to replace financial liabilities.

Medium-term promissory notes-

In October 1999 and July 2000, the Company issued medium-term promissory notes equivalent to 324,000,000 and 356,568,600 units of investment (UDIS), respectively. The UDI value as of December 31, 2002 was 3.225778, which is equal to Ps. 1,045,152 and Ps. 1,150,211, respectively. The issues bear quarterly interest of 9% and 8.20%, respectively, and mature in 2006 and 2007, respectively. There are no restrictions on the promissory notes.

International Finance Corporation-

As a result of the merger between DESC and GIRSA, on December 14, 2001, a contract to transfer the debt was executed by the subsidiaries of the chemical sector of DESC and International Finance Corporation (IFC), through which GIRSA transferred to the subsidiaries of the chemical sector the loans obtained from IFC, as follows:

(a) Loan of $19 million executed between GIRSA and IFC subdivided into three loans bearing semiannual interest at LIBOR plus 2.0% to 2.125%. Payments on such loans are made in equal semiannual installments beginning February 15, 2002, in 1.5, 2.5 and 4.5 years, respectively.

(b) Loan of $105 million executed between GIRSA and IFC subdivided into two loans, generating interest at LIBOR plus 3.75% for the $45 million loan and 10.35% for the $60 million loan. Payments on such loans will be made in equal semiannual installments for six years beginning March 15, 2003.

The financing received establishes certain restrictions for GIRSA, with which the Company has complied. The most important restrictions are:

- Maintaining a liquidity ratio equal to or higher than 1.1.
- Limitations on the disposal of property, plant and equipment.
- Consolidated short-term debt shall not exceed 20% of the consolidated net sales of the immediately preceding year.

Loan contracts-

The Company obtained a guaranteed line of credit for up to $50 million with Inbursa, S.A. at variable rates, with maturity in November 2004. At December 31, 2002 the Company has utilized the full amount of such line. The interest generated on such contract is payable at maturity. This loan agreement imposes no financial restrictions on the Company.

Issuance of secured bonds-

On October 9, 1997, DINE issued long-term bonds guaranteed by DESC in international markets at 8.75% annual interest, with principal and interest due and payable on October 9, 2007. As a result of the merger between DESC and DINE, DESC acquired the obligations related to the issue of such bonds (see Note 2).

At December 31, 2002 the book and market value of the bonds issued by DINE is $73 million.

13. EMPLOYEE RETIREMENT BENEFITS

The liability for employee benefit obligations relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Company's employees. The amount resulting from independent actuarial calculations using the projected unit credit method, is as follows:

		2001		*2002*
Projected benefit obligation (PBO)	Ps.	1,059,564	Ps.	989,551
Plan assets at fair value:		627,944		555,819
		(431,620)		(433,732)
Unrecognized transition liability		(298,618)		(292,247)
Unrecognized variances in assumptions		880,742		792,813
Net projected benefit obligation under Mexican GAAP		150,504		66,834
Fund withdrawals		37,540		30,431
Net projected benefit obligation under U.S. GAAP	Ps.	188,044	Ps.	97,265

As of December 31, 2001 and 2002, the current benefit obligation (equivalent to the PBO without projecting salaries to the date of retirement) exceeds the amount of plan assets by Ps. 245,748 and Ps. 245,731, respectively. Therefore, such amounts were recognized as intangible assets and additional liabilities with a deferred asset of Ps. 245,748 and Ps. 41,755, which in the consolidated balance sheet are included under "Other assets" and "Other long-term liabilities". At December 31, 2002, the amount of the additional liability exceeds the algebraic sum of the unrecognized transition liability and plan modifications, for which reason such excess was recorded in the account "Adjustment of additional employee retirement liability" in stockholders' equity.

The subsidiaries have established irrevocable trust funds to cover accrued employee benefits. The contributions made in 2000, 2001 and 2002, based on actuarial computations, were Ps. 92,584, Ps.138,021 and Ps. 22,354, respectively. The Company follows the funding recommendations of its actuaries. At December 31, 2002 the balance of these funds is Ps. 555,819, which consists of the Company's common stock shares (36.55%) and certain fixed-rate investments (63.45%).

The number and series of common stock shares of the Company held by the trusts at December 31, 2002 were as follows:

Series A	32,917,520
Series B	2,468,215
Series C	20,328,235

The market value of the Company's shares held at December 31, 2002 was Ps. 214,682. During 2002 the trusts sold 843,000 shares of the Company's stock.

The cost of employee benefits is as follows:

	2000	2001	2002
Service cost	Ps. 67,798	Ps. 70,959	Ps. 56,800
Financial cost	57,411	59,708	49,762
Amortization of transition liability	(5,628)	8,438	13,394
Amortization of variances in assumptions	28,810	33,574	25,398
	148,391	172,679	145,354
Less- Actual return on plan assets	55,428	43,866	39,832
Net result for the period under Mexican GAAP	92,963	128,813	105,522
Amortization of fund withdrawals	(5,786)	(5,405)	(5,221)
Net result for the period under US GAAP	Ps. 87,177	Ps. 123,408	Ps. 100,301

Interest rates utilized in the actuarial calculations for 2000, 2001 and 2002 were as follows:

Investment yield rate	7%
Interest rate	5%
Salary increase rate	1.5%

The changes in the projected benefit obligation are as follows:

	2001	2002
Opening balance	Ps. 1,146,325	Ps. 1,059,564
Service cost	70,959	56,800
Financial cost	59,708	49,762
Actuarial result	(217,428)	(176,575)
Final balance	Ps. 1,059,564	Ps. 989,551

The changes in the net projected liability were as follows:

	2001	2002
Opening balance	Ps. 142,468	Ps. 150,504
Provision for the year	(128,813)	(105,522)
Contributions to the fund	138,021	22,354
Payments for reduction of personnel	(93,394)	(74,448)
Actuarial gain	92,222	73,946
Final balance	Ps. 150,504	Ps. 66,834

The changes in the fund were as follows:

	2001	2002
Opening balance	Ps. 621,605	Ps. 627,944
Contributions to the fund	138,021	22,354
Variation in the value of fund assets	(38,288)	(20,031)
Payments for reduction of personnel	(93,394)	(74,448)
Final balance	Ps. 627,944	Ps. 555,819

The amortization periods are as follows:

	Remaining Years
Transition liability	18
Variances in assumptions	17

14. STOCKHOLDERS' EQUITY

During a Stockholders' Ordinary and Extraordinary General Meeting held on April 25, 2002, the stockholders approved the payment of cash dividends of 29 Mexican cents for each of the outstanding shares, equivalent to Ps. 397,033, whose restated amount is Ps. 412,557, payable in four quarterly payments in July and October 2002 and January and April 2003.

During a Stockholders' Ordinary and Extraordinary General Meeting held on April 25, 2002, the stockholders approved the merger of DESC and DINE, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2002; therefore, as of such date DINE ceased to exist as a legal entity.

Also, during a General Ordinary and Extraordinary Shareholders' Meeting held on November 29, 2001, the shareholders approved the merger of DESC and GIRSA, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on December 1, 2001; therefore, as of such date GIRSA ceased to exist as a legal entity. Since DESC owned 99.97% of the capital stock of GIRSA, DESC's variable capital was increased by Ps.1

During a Stockholders' Ordinary General Meeting held on November 29, 2002, the stockholders approved the cancellation of treasury shares repurchased in recent years, which were 152,284,295 shares, of which 48,785,000 were Series "A" shares, 60,088,140 Series "B" shares and 43,411,155 Series "C" shares.

As of December 31, 2002 capital stock is represented by:

	Number of Shares	Amount
Fixed portion-		
Nominative Series "A" shares (without withdrawal rights and which must represent at least 51% of voting stock)	587,479,900	Ps. 7,637
Variable portion-		
Nominative Series "B" shares (with withdrawal rights and which may not represent more than 49% of voting stock)	506,257,866	6,581
Series "C" shares (with voting restrictions)	275,341,610	3,580
	1,369,079,376	Ps. 17,798

Series "A" and "B" shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series "C" shares may be freely subscribed.

Stockholders' equity, except restated paid-in capital and tax-retained earnings, will be subject to a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following such payment.

Due to the tax reform for fiscal 2003, taxes paid as a result of capital distribution as indicated in the previous paragraph may only be credited against income tax payments of the year, including estimated payments, in which the dividend tax is paid and in the two subsequent years.

The annual net income of each Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year, until the reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

During the year the Company distributed restated retained earnings of Ps. 412,557 as dividends, reducing total equity to an amount lower than restated capital stock, which for accounting purposes represents a capital reduction.

15. TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY

The Company valued its foreign currency assets and liabilities, represented mainly by U.S. dollars, at the exchange rates effective at December 31, 2001 and 2002 of 9.26 and 10.3613 Mexican pesos per U.S. dollar, respectively, as the Company expects to use foreign currency assets to settle foreign currency liabilities.

As of December 31, 2001 and 2002, monetary assets and liabilities denominated in foreign currency were as follows:

	2001	*2002*
Current monetary assets	$ 298,107	$ 351,852
Current monetary liabilities-		
Interest-free	163,727	136,047
Interest-bearing	282,811	344,786
	446,538	480,833
Long-term liabilities	506,316	521,120
	952,854	1,001,953
Net monetary liability position in foreign currency	$ 654,747	$ 650,101

During the years ended December 31, 2000, 2001 and 2002, the Company had the following transactions in foreign currency, which were translated into Mexican pesos at the exchange rate in effect at the date of each transaction. Foreign currency transactions were as follows:

	2000	*2001*	*2002*
Direct export sales	$ 553,259	$ 706,150	$ 597,601
Indirect export sales under agreement	254,941	119,234	181,728
Sales of foreign subsidiaries	118,333	132,640	122,710
	926,533	958,024	902,039
Less-			
Purchases of inventories	(484,428)	(439,051)	(405,591)
Purchases and expenses of foreign subsidiaries	(84,251)	(92,770)	(104,281)
	(568,679)	(531,821)	(509,872)
	357,854	426,203	392,167
Interest earned	1,804	5,150	4,359
Less- Interest expense	(37,034)	(77,691)	(32,893)
	(35,230)	(72,541)	(28,534)
Technical assistance	(10,880)	(6,997)	(5,307)
Net	$ 311,744	$ 346,665	$ 358,326

As of March 25, 2003, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 10.80 Mexican pesos per U.S. dollar.

16. INCOME AND ASSET TAXES AND EMPLOYEE STATUTORY PROFIT SHARING

The Company is subject to income taxes (ISR) and tax on assets (IMPAC). ISR is computed by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices and the deduction of purchases instead of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the monetary position result. ISR is calculated in terms of currency when the transactions occurred and not in terms of the currency at yearend. Up to 2002, the income tax rate was 35%, with the obligation to pay this tax each year at the 30% rate, with the remaining 5% payable when income is distributed. This remainder is recorded as a short-term liability.

The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC can be credited against the excess of ISR over IMPAC during the next 10 years

Some subsidiaries in the agribusiness sector have authorization to pay income and asset taxes under a simplified scheme based on cash receipts and disbursements. Other subsidiaries have the right to a 50% reduction in their taxable income depending on their activities.

DESC is subject to ISR and IMPAC with its subsidiaries on a consolidated basis in the proportion in which the Company holds the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage that DESC holds of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Estimated payments of ISR and IMPAC of both DESC and its subsidiaries are made as if the Company did not file a consolidated tax return.

Employee profit sharing has been determined based on the individual results of each operating company, rather than on a consolidated basis.

Tax loss carryforwards, losses on sale of shares and recoverable asset tax- As of December 31, 2002, the Company has tax loss carryforwards and losses on sale of shares for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

Maturity	*Tax Loss Carryforwards*	*Losses on Sale of Shares*	*Recoverable Asset Taxes*
2003	Ps. 16,817	Ps. -	Ps. 5,227
2004	524,270	-	17,816
2005	167,785	1,013,753	26,731
2006	36,572	-	28,312
2007	235,709	-	20,288
2008	126,057	-	26,346
2009	320,976	-	60,438
2010	402,779	-	73,439
2011	507,475	-	82,295
2012	996,873	-	52,906
	Ps. 3,335,313	Ps. 1,013,753	Ps. 393,798

Deferred income taxes- The tax effects of the temporary differences that generated deferred tax liabilities (assets) are as follows:

	2001	*2002*
Property, plant and equipment	Ps. 1,987,343	Ps. 1,794,280
Inventories	535,792	518,589
Land held for development and real estate projects	509,137	652,022
Reserves and provisions	(579,289)	(179,199)
Tax loss carryforwards	(921,127)	(1,067,300)
Tax loss carryforwards from sale of shares	(417,510)	(324,401)
Recoverable asset tax	(397,465)	(393,798)
Allowance for doubtful tax loss carryforwards and recoverable asset taxes	176,170	313,257
Other	232,255	(25,468
	Ps. 1,125,306	Ps. 1,287,982

The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before provisions, discontinued operations and extraordinary items is as follows:

	2000	*2001*	*2002*
Statutory rate	35.0%	35.0%	35.0%
Add (less) the effect of permanent differences.			
Nondeductible items	12.5%	15.0%	(30.8%)
Non-taxable income	(4.9%)	(12.8%)	29.0%
Monetary gain position	(25.4%)	(8.7%)	63.4%
Adjustment for inflation	24.6%	10.6%	(81.1%)
Income related to subsidiaries subject to the simplified tax system	0.2%	1.8%	-
Allowance for tax loss carryforwards and asset tax	-	-	(98.8%)
Other	1.5%	(31.4%)	39.7%
Effective rate	43.5%	(9.5%)	(43.6%)

17. DISCONTINUED OPERATIONS

As mentioned in Note 1, the Company decided to shut down the spark plugs and automotive electrical parts businesses of the autoparts segment, the natural pigments business in the chemicals sector, the hog raising operation in the food sector located in the Bajío region, and the shrimp business was disposed of by means of donation. A summary of the combined statements of income of the discontinued operations for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Revenues from discontinued operations	Ps. 657,882	Ps. 566,252	Ps. 390,318
Costs and expenses	651,211	689,918	912,218
Integral financial result	(236)	(11,119)	25,810
Other (income) expense	(7,484)	38,149	111,022
Current and deferred income tax and employee profit sharing	7,495	93,473	(52,915)
Net income (loss) from discontinued operations	Ps. 6,896	Ps. (244,169)	Ps. (605,817)

18. ANALYSIS OF EXTRAORDINARY ITEMS

Extraordinary items net of the related income tax effects are comprised as follows:

	2000	2001	2002
Provision for restructuring expenses	Ps. -	Ps. (298,162)	Ps. -
Gain from the shareholding restructuring of Velcon	114,115	-	-
Reorganization expenses in Moresa, S.A. de C.V.	(40,542)	-	-
	Ps. 73,573	Ps. (298,162)	Ps. -

19. LEASE COMMITMENTS

As of December 31, 2001and 2002, the Company had operating leases for equipment commitments equal to Ps.305,948 and Ps.430,698, whose maturity dates are as follows:

Maturity	2001	2002
2002	Ps. 31,165	Ps. -
2003	83,282	104,064
2004	72,876	93,049
2005	60,049	79,471
2006	47,552	66,241
2007	6,225	22,493
2008	4,799	20,983
2009	-	44,397
	Ps. 305,948	Ps. 430,698

20. FINANCIAL INSTRUMENTS

The Company has contracted exchange rate forwards and calls on U.S. dollar debts, fixing the exchange rate to hedge against exchange losses on U.S. dollar loans. The exchange result of the forward or call is recorded in the integral financing result, by offsetting the exchange result from the liability hedged, while the asset generated is deducted from the hedged liability. As of December 31, 2002 the Company have 13 contracts to buy and sell U.S. dollars for a total amount of $170,000 maturing during 2003.

The Company also has interest rate swaps to manage the interest rate risk on its variable interest debt. The Company has entered into interest rate swaps in which it pays amounts calculated based on fixed interest rates and receives amounts calculated based on variable interest rates. The difference between such amounts is recorded in the integral financing result, offsetting the effect of the variable interest rate on the hedged loans. The asset generated in the swap is deducted from the payable interest hedged.

Some of the Company's subsidiaries contracted forwards with Pemex Gas y Petroquímica Básica to protect themselves from natural gas price volatility for the period from September 2001 to December 2003.

The Company purchased insurance coverage against natural gas market prices increases above the maximum price it selected by paying a premium. The maximum price level was $4.005 per million units of energy "MMBTU" and the minimum price was $1.845 per "MMBTU". If the reference price exceeds the maximum price a discount will be included in its invoice, while if it is below the minimum price, the invoice will be issued for the respective minimum price. Given that the insurance contract represents a contractual obligation, guaranteed with the fixed gas price of US$ 4.00 per MMBTU, the Company records the respective effects in results as the MMBTU amounts committed are consumed, and it has not recorded the effect of the potential gain or loss if the gas price premium were settled at present value. At December 31, 2002, the net loss recorded for this transaction was Ps.11,743.

The market value of the derivative contracts mentioned above is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as original by contracted. As of December 31, 2002 the market value of the financial instruments is Ps.65,618, and the net loss recorded during the year for the forwards, calls and swaps was Ps.57,978.

21. NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants (IMCP) issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), whose provisions are mandatory for fiscal years beginning January 2003, although early application is encouraged. C-9 supersedes the former bulletins C-9, "Liabilities", and C-12, "Contingencies and Commitments", establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMCP issued the new bulletin C-8, "Intangible Assets" (C-8), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, "Intangibles", and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identification of all intangible assets to reduce as much as possible the goodwill relative to business combinations.

In December 2002, IMCP issued the new bulletin E-1, "Agriculture" (E-1), the observance of which is also compulsory for fiscal years beginning on or after January 1, 2003, although earlier observance is recommended. Bulletin E-1 establishes the rules for valuing, presenting and disclosing biological assets and agricultural products, which includes the administration carried out by a related party with the respect to biological transformation of live animals or plants (biological assets) that are destined to be sold as an agricultural product or as a comprehensive part of a biological asset. Bulletin E-1 requires biological assets and agricultural products to be valued at their fair market value, less the estimated costs at the point of sale. Bulletin E-1 also states that when the fair market value cannot be determined in a reliable and objective manner, the aforementioned assets should be valued at production cost, less accumulated depreciation.

The Company has not finished quantifying the effect of the adoption of these new accounting standards in the balance sheet and income statement, but believes that such adoption will not have a material effect on the balance sheet and results of operations.

In March 2003 the IMCP issued Bulletin C-15, " Impairment of Long-Lived Assets and their Related Disposal" (C-15), whose application is mandatory for financial statements of periods beginning January 1, 2004, although early application is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of losses from impairment of such assets and their reversal, and presents examples of indications of possible impairment in the value of long-lived intangible or tangible assets in use, including goodwill. To calculate the loss from impairment requires determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its value in use, which is the present value of future net cash flows, using an appropriate discount rate. The provisions issued prior to this Bulletin use future net cash flows referred to purchasing power of the evaluation date, which therefore does not require discounting of such flows.

The Company has not finished quantifying the effect of the adoption of this new accounting standard in the balance sheet and income statement.

22. DIFFERENCES BETWEEN MEXICAN AND US GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income (loss), majority stockholders' equity and comprehensive income to US GAAP is presented in Note 23. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", of Mexican GAAP. The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follow:

Differences in classification - Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:

- Under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.

- The impairment of goodwill and other long-lived assets, gain or loss on the disposal of fixed assets, all severance payments and employee profit sharing must be included in operating expenses under US GAAP.

Cash flow information- Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Position", which identifies the generation and application of resources by the differences between opening and final financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, Statement of Financial Accounting Standards (SFAS) No. 95, "Statement of Cash Flows", is applied without including the effects of inflation.

The following presents a reconciliation of the resources generated or applied to operating, investing and financing activities under Mexican GAAP and under US GAAP:

		2000		***2001***		***2002***
Net resources provided by operations under Mexican GAAP	Ps.	886,400	Ps.	3,410,214	Ps.	76,102
Effects of inflation		(784,791)		(360,658)		(398,271)
Exchange (loss) gain		109,798		367,431		1,116,170
Cost of land and real estate projects sold		554,192		403,799		417,193
Book value of retirements		126,715		640,930		252,424
Net resources provided by operations under US GAAP	Ps.	892,314	Ps.	4,461,716	Ps.	1,463,618

	2000	2001	2002
Net resources used in financing activities under Mexican GAAP	Ps. (359,502)	Ps. (4,309,830)	Ps. 1,402,972
Effects of inflation	771,309	339,972	381,856
Exchange loss (gain)	(109,798)	(367,431)	(1,116,170)
Net resources provided by (used in) financing activities under US GAAP	Ps. 302,009	Ps. (4,337,289)	Ps. 668,658
Net resources provided by (used in) investing activities under Mexican GAAP	Ps. (861,595)	Ps. 649,316	Ps. (500,832)
Cost of land and real estate projects sold	(554,192)	(403,799)	(417,193)
Book value of retirements	(126,715)	(640,930)	(252,424)
Restatement of investment	13,482	20,686	16,415
Net resources generated by (used in) investing activities under US GAAP	Ps. (1,529,020)	Ps. (374,727)	Ps. (1,154,034)
SUPPLEMENTAL CASH FLOW DISCLOSURES:			
Income and asset taxes paid	Ps. 800,345	Ps. 664,567	Ps. 489,443
Employee profit sharing paid	Ps. 141,845	Ps. 140,751	Ps. 131,274
Interest paid	Ps. 1,174,249	Ps. 976,861	Ps. 1,053,955
Leases paid	Ps. 26,158	Ps. 41,217	Ps. 29,502

Deferred income taxes and employee profit sharing- The Company follows SFAS No. 109, "Accounting for Income Taxes", for US GAAP purposes, which differs from Mexican GAAP as follows:

- Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP the classification is based on the classification of the related asset or liability.

- Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in monetary position result. Under US GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of monetary position gain (loss) and deferred income tax provision.

- Under Mexican GAAP, the change in statutory income tax rate approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.

- Under Mexican GAAP deferred employee profit sharing is calculated using the deferral method by considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under US GAAP the same liability method is applied as that used for deferred income taxes.

The differences in the restatement of imported machinery and equipment and the pension plan under Mexican GAAP have a different treatment than under US GAAP. As a consequence, the related deferred income tax presented under Mexican GAAP is different from the effect calculated under US GAAP

The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

Deferred income taxes-

	2001	2002
Property, plant and equipment	Ps. 2,725,279	Ps. 2,287,977
Inventories	535,792	518,589
Land held for development and real estate projects	954,067	932,573
Reserves and provisions	(579,289)	(179,199)
Tax loss carryforwards	(921,127)	(1,067,300)
Tax loss carryforwards on sale of shares	(417,510)	(324,401)
Recoverable asset tax	(397,465)	(393,798)
Other	241,559	44,377
Allowance for doubtful tax loss carryforwards and recoverable asset taxes	176,170	313,257
	Ps. 2,317,476	Ps. 2,132,075

Deferred employee profit sharing-

	2001	2002
Property, plant and equipment	Ps. 708,821	Ps. 734,791
Inventories	175,370	177,331
Reserves and provisions	(12,612)	(14,753)
Unrealized exchange losses	(4,713)	(4,632)
Other	59,253	39,451
	Ps. 926,119	Ps. 932,188

Cost of pension plans and other employee benefits- Under Mexican GAAP, the recording of liabilities for employee benefits is substantially the same as under SFAS No. 87, "Employers' Accounting for Pensions". The Company's independent actuaries have prepared a study of pension costs under US GAAP (see Note 13).

The Company has no postretirement health care insurance or other benefit plans, other than the pension plans referred to in Note 13. Therefore, SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions", does not have any effect on the Company.

During 1992, the Company withdrew Ps. 251,902 from plan assets covering pension and seniority premiums for employees of certain subsidiaries, as the plans were overfunded. The amount of the withdrawal was recorded as income under Mexican GAAP, however, for purposes of SFAS No. 87, the amount must be amortized over the average remaining working life of the employees, which as of that date was approximately 17 years.

Minority stockholders' interest- Under Bulletin B-8 of Mexican GAAP, minority stockholders' interest must be included as a component of stockholders' equity. Under US GAAP, minority stockholders' interest in subsidiaries is presented between liabilities and stockholders' equity in the consolidated balance sheet. Consequently, unlike US GAAP, under Mexican GAAP minority stockholders' interest in the income of subsidiaries is not presented as an expense in the consolidated statement of income.

Technology funds- The technology fund is recorded under cash and cash equivalents because the Company plans to utilize this fund during 2002. Under US GAAP those funds must be classified as other assets.

Cost of sales and inventory valuation- Up to 2000, certain of the Company's subsidiaries of the chemical segment used the direct cost method to calculate cost of sales and inventory, whereby certain overhead costs are charged to expense when they are incurred, rather than being allocated to inventory. US GAAP requires that indirect manufacturing costs be considered as part of inventory cost.

Land held for development and real estate projects restatement- Undeveloped and developed land of the real estate business and the real estate projects are considered as inventories, since they are held for sale. They were restated in US dollars using the inflation rate of the U.S. Under US GAAP, these assets and the corresponding cost of land sold during the year would be restated using the NCPI.

Machinery and equipment- Since 1997, the Company has restated its fixed assets of foreign origin based on the internal inflation rate of the country of origin and the period end exchange rate. Under US GAAP, these fixed assets would be restated using the NCPI.

Financial instruments- As mentioned in Note 4, on January 1, 2001, Bulletin C-2 went into effect in Mexico.

In conformity with US GAAP, beginning in 2001, SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", became effective. SFAS No.133 requires recognition of all derivative financial instruments together with the corresponding item hedged at fair value, whether they are assets or liabilities, in the balance sheet.

Changes in the fair value of derivative financial instruments are recognized in the results of the year (fair value hedges) or in other components of comprehensive income (cash flow hedges), if it is demonstrated that such instruments are closely related to the hedged item through statistical effectiveness calculations. Upon expiration of the derivative instruments the corresponding gain or loss is recognized in the results of the year.

The Company has derivative financial instruments covering swaps for interests rate and exchange rates that hedge financial liabilities, which should not be adjusted to fair value under Mexican GAAP (see Note 20). Under US GAAP the current fair value of the swap should not be recognized until the end of the contracts.

Goodwill

a) ***Food sector*** – Under Mexican GAAP, the excess generated by acquisitions made at a price above book value of the subsidiaries acquired in the Food sector is amortized by the straight-line method over 20 years. Also, a part of such excess was restated up to 1997 using NCPI factors. Under US GAAP, in conformity with new SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 11, 2002, goodwill is no longer subject to amortization over its estimated remaining useful life; however, it is subject to periodic assessment for impairment by applying a fair-value-based test.

b) ***Cañada de Santa Fé-*** During 1998, DINE acquired 10% of the shares of Cañada de Santa Fé, S.A. de C.V. As a result of this acquisition, goodwill of Ps.87,629 was generated, which will be amortized in proportion to the sales of the "Bosques de Santa Fé" project, not to exceed a period of seven years. Under US GAAP, after recording the differences compared to Mexican GAAP and US GAAP, additional goodwill of Ps.3,328 was generated, which was fully amortized in December 2000.

c) ***VELCON-*** In 2000, UNIK increased its share ownership in Velcon, S.A. de C.V., its subsidiary, at a cost above book value. For Mexican GAAP purposes, the goodwill resulting from this acquisition will be amortized over four years. Under US GAAP, in accordance with SFAS No. 142 discussed above, effective January 1, 2002 goodwill is no longer subject to amortization. The financial statement impact was to reduce amortization expense and increase net income under US GAAP by $15,888 for the year ended December 31, 2002.

Under SFAS No. 142, the adoption of this principle constitutes a change in accounting policy. The Company performed an initial impairment test as of January 1, 2002, which resulted in an adjustment for the impairment of the excess of cost over book value of the shares acquired in the food sector. At December 31, 2002, the effect on the financial statements was to reduce the amortization expense of Ps.76,938 compared to the year ended December 31, 2001. A reconciliation of previously reported net income (loss) and income (loss) per share under US GAAP to the amounts adjusted to exclude goodwill amortization is as follows:

	2000	2001	2002
Reported net income (loss) under US GAAP	Ps. 546,634	Ps. (128,795)	Ps. (2,094,894)
Add: Amortization of the excess of cost over the book value of shares acquired under Mexican GAAP	36,309	82,156	-
Adjusted net income (loss) under US GAAP	Ps. 582,943	Ps. (46,639)	Ps. (2,094,894)

	2000	2001	2002
Reported net income (loss) per share under US GAAP	Ps. 0.386	Ps. (0.094)	Ps. (1.530)
Add: Amortization of the excess of cost over the book value of shares acquired under Mexican GAAP	0.026	0.060	-
Adjusted net income (loss) per share under US GAAP	Ps. 0.412	Ps. (0.034)	Ps. (1.530)

Furthermore, the adjustment for the impairment of the excess of cost over book value of the shares acquired recorded at January 1, 2002 was Ps.1,280,255.

Negative goodwill- In September 1997, Agrobios, S.A. de C.V. (a subsidiary merged into DESC in 1999) acquired 94.3% of the shares of CORFUERTE, a company engaged in the manufacture and distribution of processed food. The book value (substantially equivalent to the fair value of the net assets acquired) exceeded cost of the shares by Ps.10,236, which under Mexican GAAP is being amortized to income over five years using the straight-line method. Under US GAAP purchase accounting, after considering the deferred tax asset not recorded under Mexican GAAP for the subsidiary, the excess was Ps. 387,958, which was offset against the fair value of the fixed assets acquired and will be recognized in income as a reduction of the related annual depreciation.

Payments received for the right to enter into lease agreements- In Mexico, it is common practice for lessors to collect an "up-front" payment from lessees upon the initial signing of a lease agreement. The Company, under Mexican GAAP, has recognized these payments as income in the period in which they were received. The Company has no future obligation with regard to these payments and they are not refundable to the lessee.

Under US GAAP, the amounts received must be amortized to income over the terms of the lease agreements, which average three years.

Capitalized financing costs- Under Mexican GAAP, the Company capitalizes the integral financing cost related to construction in progress, including the exchange losses and monetary position gain. Under US GAAP, only interest expense may be capitalized on US dollar-denominated debt, and only interest expense, net of the related monetary position gain, may be capitalized on Mexican peso-denominated debt.

Capitalized preoperating expenses- Under Mexican GAAP, some subsidiaries of DESC AUTOMOTRIZ and GIRSA capitalized preoperating expenses of Ps.3,572 related to new production lines. Such expenses will be amortized over the term in which the new production lines are fully operational. Under US GAAP, such costs are expensed as incurred.

Other pronouncements- Since the Company has a simple capital structure, SFAS No.128, "Income per Share", has no effect on the calculation of the approximate majority net income per share.

Beginning in 1998, SFAS No.130, "Comprehensive Income", became effective, which requires presenting comprehensive income under US GAAP. Note 23 d) presents a reconciliation of majority consolidated net income under US GAAP to comprehensive income, also under US GAAP, where the main reconciling item is the result from holding nonmonetary assets. Therefore, other accrued comprehensive income is included in the balance sheet under cumulative effect of restatement.

Future impact of recently issued accounting standards- In June 2001, the FASB issued SFAS No. 143, which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect that this new standard will have a significant impact on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections", which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations - Discontinued Events and Extraordinary Items". The amendment of SFAS No. 13, "Accounting for Leases", eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. As of December 31, 2002, the Company has not completed its evaluation of the effect of adopting this new principle.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity's commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements cannot be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. The Company plans to adopt this new standard in 2003. The Company does not expect that this new standard will have a significant impact on its financial position or results of operations.

In November 2002, the FASB issued FIN 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which requires that the guarantor recognize, when certain guarantees are established, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material effect on its financial position, results of operations or cash flows.

Convenience translation-U.S. dollar amounts shown in the financial statements have been included solely for the convenience of users and are translated from Mexican pesos, as a matter of arithmetic computation only, at the rate quoted by Banco de México for December 31, 2002 of 10.3613 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate.

23. RECONCILIATION OF MEXICAN GAAP TO US GAAP

a) Reconciliation of majority net income-

		2000		*2001*		*2002*		*2002*
Net income applicable to majority stockholders' interest under Mexican GAAP	Ps.	303,359	Ps.	43,711	Ps.	(1,043,133)	$	(100,676)
US GAAP adjustments:								
Deferred income taxes		682,675		921,989		62,026		5,986
Deferred income taxes under Mexican GAAP		114,692		(550,890)		(79,974)		(7,719)
Deferred employee profit sharing		(63,012)		15,732		(57,517)		(5,551)
Amortization of withdrawn pension fund assets under SFAS No. 87		5,786		5,405		5,221		504
Full absorption costing		(108,734)		-		-		-
Additional depreciation on foreign origin fixed assets restated using the NCPI		(119,308)		(36,114)		(84,181)		(8,125)
Restatement of cost of land for development and real estate projects using the NCPI		(66,929)		(5,802)		21,550		2,080
Reduction in depreciation expense of CORFUERTE		(72,605)		(13,964)		2,273		219
Goodwill of POLIFOS		-		21,734		-		-
Payments received for rights to enter into lease agreements		7,210		-		-		-
Goodwill of Cañada de Santa Fé		3,328		-		-		-
Goodwill of VELCON		5,195		(1,488)		15,688		1,514
Write-down of fixed assets		-		4,321		-		-
Capitalized exchange loss, net of gain on monetary position		41,070		24,729		2,915		281
Capitalization of preoperating expenses		(30,108)		105,341		6,521		629
Adjustment of the market value of derivative financial instruments		-		-		(65,618)		(6,333)
Benefit of tax consolidation of prior years		(136,804)		-		-		-
Effects of inflation on US GAAP adjustments		411,855		167,313		110,031		10,619
Effects of US GAAP on minority stockholders' interest adjustments		(431,036)		(830,814)		200,799		19,380
Other		-		-		11,821		-
		243,275		(172,507)		151,556		14,626
Change in accounting policy-								
Adjustment for impairment of the goodwill		-		-		(1,280,255)		(123,561)
Amortization of the goodwill under Mexican GAAP		-		-		76,938		7,426
		243,275		(172,507)		(1,051,761)		(101,508)
Net income (loss) under US GAAP	Ps.	546,634	Ps.	(128,795)	Ps.	(2,094,894)	$	(202,184)
Weighted average shares outstanding (000's)		1,418,126		1,369,006		1,369,079		1,369,079
Net income (loss) per share under US GAAP	Ps.	0.386	Ps.	(0.094)	Ps.	(1.530)	$	(0.148)

b) Reconciliation of majority stockholders' equity-

		2001		2002		2002
Majority stockholders' equity under Mexican GAAP	Ps.	8,818,958	Ps.	7,615,308	$	734,976
US GAAP adjustments:						
Deferred income taxes		(2,317,476)		(2,132,075)		(205,773)
Deferred income taxes under Mexican GAAP		1,125,306		1,287,982		124,307
Deferred employee profit sharing		(926,119)		(932,188)		(89,968)
Withdrawal of pension fund assets under SFAS No. 87		(37,540)		(30,431)		(2,937)
Adjustment for changes to the method for the restatement of land held for development and real estate projects, foreign machinery and goodwill		3,788,402		2,848,982		274,964
Additional depreciation on foreign fixed assets restated using the NCPI		(204,785)		(288,966)		(27,889)
Restatement of cost of land held for development and real estate projects sold using the NCPI		(138,196)		(116,646)		(11,258)
Reduction in depreciation expense of CORFUERTE		(34,603)		(32,330)		(3,120)
Goodwill of VELCON		3,707		19,395		1,872
Capitalized exchange loss net of monetary position gain		(389,277)		(386,362)		(37,289)
Adjustment of market value of derivative financial instruments		-		(65,618)		(6,333)
Capitalization of preoperating expenses		(37,487)		(30,966)		(2,989)
Adjustment for impairment of the goodwill		-		(1,280,255)		(123,561)
Amortization of the goodwill under Mexican GAAP		-		76,938		7,426
Effects of US GAAP adjustments on minority stockholders' interest		(82,005)		118,793		11,465
Other		14,222		26,042		2,513
		764,149		(917,705)		(88,570)
Stockholders' equity under US GAAP	Ps.	9,583,107	Ps.	6,697,603	$	646,406

c) Reconciliation of changes in stockholders' equity under US GAAP-

		2001		2002		2002
Stockholders' equity at beginning of year	Ps.	10,421,331	Ps.	9,583,107	$	924,894
Net income (loss) under US GAAP		(128,795)		(2,094,894)		(202,184)
Effect of restatement		(681,398)		709,591		68,484
Adjustment for changes to the method for the restatement of land held for development and real estate projects, foreign machinery and goodwill		402,416		(939,421)		(90,666)
Increase in capital stock due to merger		625		-		-
Dividends paid		(431,071)		(412,557)		(39,817)
Adjustment of additional employee retirement liability		-		(148,221)		(14,305)
Stockholders' equity at end of year	Ps.	9,583,107	Ps.	6,697,603	$	646,406

d) Comprehensive income (loss) under US GAAP-

		2000		*2001*		*2002*		*2002*
Net income (loss) under US GAAP	Ps.	546,634	Ps.	(128,795)	Ps.	(2,094,804)	$	(202,184)
Adjustment of additional employee retirement liability		-		-		(148,221)		(14,305)
Result from holding nonmonetary assets with adjustments under US GAAP		(628,912)		(304,979)		(229,831)		(22,182)
Comprehensive income (loss) under US GAAP	Ps.	(82,278)	Ps.	(433,775)	Ps.	(2,472,856)	$	(238,671)